                                              Filed Pursuant To Rule 424 (b) (4)
                                                     Registration Nos. 333-64776
                                                                    333-64776-01

PROSPECTUS

                      4,000,000 Trust Preferred Securities



                      Cleveland Electric Financing Trust I



                    9% CUMULATIVE TRUST PREFERRED SECURITIES



                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

                    FULLY AND UNCONDITIONALLY GUARANTEED BY



                  The Cleveland Electric Illuminating Company



                   ------------------------
CLEVELAND ELECTRIC FINANCING TRUST I IS OFFERING PREFERRED SECURITIES WHICH WE WILL GUARANTEE TO THE EXTENT DESCRIBED IN THIS PROSPECTUS. FOR A MORE DETAILED DESCRIPTION OF THE PREFERRED SECURITIES, PLEASE REFER TO "DESCRIPTION OF THE PREFERRED SECURITIES" BEGINNING ON PAGE 19.
                            ------------------------

WE HAVE BEEN APPROVED, SUBJECT TO NOTICE OF ISSUANCE, TO LIST THE PREFERRED SECURITIES ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "CVE PRU." WE EXPECT THAT THE PREFERRED SECURITIES WILL BEGIN TRADING ON THE NEW YORK STOCK EXCHANGE WITHIN 30 DAYS AFTER THEY ARE FIRST ISSUED.
                            ------------------------

INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 9.
                            ------------------------

                        PRICE $25 PER PREFERRED SECURITY
                            ------------------------

                                                          Underwriting
                                           Price to       Discounts and     Proceeds to
                                            Public         Commissions       the Trust
                                         -------------    -------------    -------------
Per Preferred Security.................     $25.00          See below         $25.00
Total..................................  $100,000,000       See below      $100,000,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust will not pay any underwriting commissions. We will pay underwriting commissions of $0.7875 per preferred security ($3,150,000 for all preferred securities). Any accumulated distributions from December 19, 2001 should be added to the price to public.

The underwriters expect to deliver the preferred securities to purchasers on or about December 19, 2001.
                            ------------------------

MORGAN STANLEY

             SALOMON SMITH BARNEY

                           WACHOVIA SECURITIES

                                       U.S. BANCORP PIPER JAFFRAY INC.

December 12, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ABOUT THIS PROSPECTUS.........................................................1
WHERE YOU CAN FIND MORE INFORMATION...........................................1
PROSPECTUS SUMMARY............................................................3
SUMMARY CONSOLIDATED FINANCIAL INFORMATION....................................8
RISK FACTORS..................................................................9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................15
CAPITALIZATION...............................................................16
ACCOUNTING TREATMENT.........................................................16
THE CLEVELAND ELECTRIC ILLUMINATING COMPANY..................................17
RECENT DEVELOPMENTS..........................................................18
CLEVELAND ELECTRIC FINANCING TRUST I.........................................18
USE OF PROCEEDS..............................................................19
DESCRIPTION OF THE PREFERRED SECURITIES......................................19
DESCRIPTION OF THE GUARANTEE.................................................33
DESCRIPTION OF THE SUBORDINATED DEBENTURES...................................36
RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE SUBORDINATED
 DEBENTURES AND THE GUARANTEE................................................45
BOOK-ENTRY SECURITIES........................................................47
UNITED STATES TAXATION.......................................................48
UNDERWRITERS.................................................................52
LEGAL OPINIONS...............................................................55
EXPERTS......................................................................56


Annex A - 2000 Annual Report to Stockholders of The
              Cleveland Electric Illuminating Company ......................A-1

Annex B - Form 10-Q for the Quarter ended September 30, 2001 of The
              Cleveland Electric Illuminating Company ......................B-1

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we and the Trust filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus and the documents we incorporate by reference is accurate as of any date other than the date of this prospectus or those documents, respectively.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are required by the Securities Exchange Act of 1934 to file annual, quarterly and special reports and other information with the Commission. These reports and other information can be inspected and copied at the Commission's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also read and copy these filings by visiting the Commission's Website at http://www.sec.gov. In addition, so long as any preferred securities are outstanding, we will furnish to the holders of the preferred securities the annual and quarterly financial reports that we are required to file with the Commission, or similar reports if we are not at the time required to file these reports with the Commission.

         We and the Trust have filed with the Commission a registration statement on Form S-2 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.

         The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information included in this prospectus is not complete, and should be read together with the information incorporated by reference. We incorporate by reference in this prospectus our Annual Report on Form 10-K/A for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001, and our Current Report on Form 8-K filed on November 30, 2001.

         WE ARE ALSO DELIVERING WITHOUT CHARGE A COPY OF OUR 2000 ANNUAL REPORT TO STOCKHOLDERS AND OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 TOGETHER WITH THIS PROSPECTUS ON OUR ANNEXES A AND B, RESPECTIVELY. You may also request additional copies of that report or copies of our Commission filings at no cost by writing or telephoning us at the following address:

                   The Cleveland Electric Illuminating Company
                              76 South Main Street
                                Akron, Ohio 44308
                         Attention: Corporate Secretary
                            Telephone: (330) 384-5504

         We will not prepare separate financial statements of the Trust and therefore none will be included in this prospectus. We do not consider that these financial statements will be material to the holders of the preferred securities because the Trust is a special purpose entity owned by us with no operating history or independent operations and has not engaged in and does not propose to engage in any activity other than:

         -        holding as trust assets our subordinated debentures, and

         -        issuing its common and preferred securities.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the other information contained in this prospectus. References in this document to "we," "us," "our," "Cleveland Electric" or the "Company" are references to The Cleveland Electric Illuminating Company.


                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

         We are a wholly owned electric utility operating subsidiary of FirstEnergy Corp. We engage in the generation, distribution and sale of electric energy in northeastern Ohio. We also engage in the sale, purchase and interchange of electric energy with other electric companies.

         Our service area has a population of 1.9 million. FirstEnergy also owns seven other electric utility operating companies, namely, Ohio Edison Company, Pennsylvania Power Company, The Toledo Edison Company, Jersey Central Power & Light Company, Metropolitan Edison Company, Pennsylvania Electric Company and American Transmission Systems, Inc. (ATSI).

         Pursuant to FirstEnergy's corporate separation plan implemented under Ohio utility restructuring legislation, FirstEnergy transferred operational control of our non-nuclear generation assets to FirstEnergy Generation Corporation as of January 1, 2001. We expect that the transfer of ownership of those assets to FirstEnergy Generation will be completed by December 31, 2005, the end of the legislation's market development period. On November 29, 2001, FirstEnergy announced the sale of four coal-fired power plants, in which we hold ownership interests, to NRG Energy, Inc. See "Recent Developments."

         Our principal office is located at 76 South Main Street, Akron, Ohio 44308-1890. Our telephone number is (330) 384-5100.


                      CLEVELAND ELECTRIC FINANCING TRUST I

         Cleveland Electric Financing Trust I is a Delaware business trust created for the exclusive purposes of:

         - issuing the preferred securities and common securities representing undivided beneficial interests in the assets of the Trust,

         - investing the gross proceeds from the sale of the preferred securities and common securities in our subordinated debentures, and

         - engaging in only those other activities necessary, convenient or incidental to these purposes.

         We will own all of the common securities of the Trust having an aggregate liquidation amount equal to at least 3% of the Trust's capital. The Trust has a term of approximately 55 years, but may be dissolved earlier. We will conduct all business and affairs of the Trust. As described above, the Trust will not engage in any business or activities other than as necessary, convenient or incidental to the issuance and sale of the preferred securities and common securities and investment of the proceeds from the sale in the subordinated debentures. In this prospectus, we refer to the preferred securities and common securities collectively as the "trust securities." The principal place of business of the Trust is c/o The Cleveland Electric Illuminating Company, 76 South Main Street, Akron, Ohio 44308, telephone number (800) 736-3402.


                                         THE OFFERING

The issuer                                Cleveland Electric Financing Trust I,
                                          a Delaware statutory business trust.

The securities offered                    4,000,000 preferred securities having
                                          a liquidation amount of $25 per
                                          preferred security. The preferred
                                          securities represent preferred
                                          undivided beneficial interests in the
                                          assets of the Trust, which will
                                          consist solely of subordinated
                                          debentures. We will guarantee payments
                                          on the preferred securities to the
                                          extent of funds in the Trust.

The offering price                        $25 per preferred security.

The payment of distributions              The Trust will pay distributions to
                                          you on each preferred security at an
                                          annual rate of 9% or $0.5625 per
                                          quarter ($2.25 per year). The
                                          distributions will be cumulative, will
                                          accumulate from December 19, 2001, and
                                          will be payable in arrears on March
                                          15, June 15, September 15 and December
                                          15 of each year, commencing March 15,
                                          2002.

Subordinated debentures                   The Trust will invest the proceeds
                                          from the issuance of the preferred
                                          securities and the common securities
                                          in an equivalent amount of our 9%
                                          subordinated debentures.

Maturity The subordinated debentures are scheduled to mature on December 15, 2031 unless we extend the maturity date. Certain conditions must be satisfied before we can extend the maturity date. The Trust must redeem the preferred securities when the subordinated debentures are paid on the maturity date or following any earlier redemption of the subordinated debentures.

We have the option to extend              At any time when we are not in default
the interest payment period               under the subordinated debentures, we
                                          may extend the interest payment period
                                          on the subordinated debentures for up
                                          to 20 consecutive quarters, but not
                                          beyond their stated maturity date. The
                                          Trust would defer quarterly
                                          distributions on the preferred
                                          securities during the extension period
                                          on the subordinated debentures.
                                          Deferred quarterly distributions will
                                          accumulate additional distributions at
                                          an annual rate of 9% compounded
                                          quarterly.

                                          During any extension period on the
                                          subordinated debentures, we may not
                                          declare or pay any cash distributions
                                          on our capital stock or debt
                                          securities that are ranked equal to or
                                          lower than the subordinated
                                          debentures. Once an extension period
                                          has ended and all amounts then due
                                          have been paid, we may start a new
                                          extension period of up to 20
                                          consecutive quarters. If we extend the
                                          interest payment period on the
                                          subordinated debentures, you will be
                                          required to accrue interest income as
                                          original issue discount in respect of
                                          deferred distributions on your
                                          preferred securities and include that
                                          original issue discount in your gross
                                          income for United States federal
                                          income tax purposes before you receive
                                          the deferred distributions.

Redemption of the preferred               The Trust will redeem the preferred
securities is possible                    securities in whole or in part if we
                                          redeem the subordinated debentures. We
                                          may redeem the subordinated debentures
                                          prior to their scheduled maturity

                                          -      at any time on or after
                                                 December 19, 2006, in whole
                                                 or in part from time to time,
                                                 or

                                          -      at any time, in whole, but
                                                 not in part, within 90 days
                                                 after the occurrence of
                                                 certain adverse tax events or
                                                 Investment Company Act
                                                 developments.

                                          Upon any redemption of the
                                          subordinated debentures, the Trust
                                          will use the cash proceeds of the
                                          redemption to redeem on a
                                          proportionate basis preferred
                                          securities and common securities
                                          having
                                          an aggregate liquidation amount equal
                                          to the aggregate principal amount of
                                          the subordinated debentures redeemed.
                                          The redemption price you will receive
                                          will be equal to the liquidation
                                          amount of $25 per preferred security
                                          plus any accumulated and unpaid
                                          distributions to the date of
                                          redemption.

How the preferred securities              The preferred securities will rank
will rank in right of payment             equally with the common securities.
                                          The Trust will pay distributions on
                                          the preferred securities and the
                                          common securities pro rata. However,
                                          if we default by failing to pay
                                          interest payments on the subordinated
                                          debentures, then no distributions on
                                          the common securities will be paid
                                          until all accumulated and unpaid
                                          distributions on the preferred
                                          securities have been paid.

                                          Our obligations under the subordinated
                                          debentures are unsecured and generally
                                          will rank junior in priority to our
                                          senior and other subordinated
                                          indebtedness. If we create any other
                                          trusts similar to the Trust, then the
                                          subordinated debentures will rank
                                          equally with any other subordinated
                                          debentures we issue to those trusts.
                                          As of September 30, 2001, our total
                                          senior debt outstanding was
                                          approximately $2.5 billion. We have no
                                          subordinated debt outstanding.

                                          Our obligations under the guarantee
                                          are unsecured and will rank junior to
                                          our senior and other subordinated
                                          indebtedness. If we issue any other
                                          guarantees in the future relating to
                                          preferred securities issued by the
                                          other trusts, then the guarantee
                                          issued in this transaction will rank
                                          equally with those other guarantees.

The subordinated debentures               We may dissolve the Trust at any time.
 may be distributed to you                If we dissolve the Trust, after
                                          satisfaction of any liabilities to
                                          creditors, the Trust will distribute
                                          the subordinated debentures ratably to
                                          holders of the preferred securities
                                          and common securities.

Our guarantee of payments                 We will fully and unconditionally
                                          guarantee the preferred securities
                                          based on:

                                          -       our obligations to make
                                                  payments on the subordinated
                                                  debentures;

                                          -       our obligations under a
                                                  guarantee executed for the
                                                  benefit of the holders of the
                                                  preferred securities; and

                                          -       our obligations under the
                                                  trust agreement.

                                          If we do not make payments on the
                                          subordinated debentures, the Trust
                                          will not have sufficient funds to make
                                          payments on the preferred securities.
                                          The guarantee does not cover payments
                                          when the Trust does not have
                                          sufficient funds.

Limited voting rights                     You will have no voting rights except
                                          in limited circumstances.

The use of proceeds                       The Trust will invest all of the
                                          proceeds from the sale of the
                                          preferred and the common securities in
                                          our subordinated debentures. We will
                                          use the proceeds from the sale of the
                                          subordinated debentures for general
                                          corporate purposes.

New York Stock Exchange symbol            The NYSE symbol is "CVE PrU."

Book-entry                                The preferred securities will be
                                          represented by a global security that
                                          will be deposited with and registered
                                          in the name of The Depository Trust
                                          Company, New York, New York, or its
                                          nominee. This means that you will not
                                          receive a certificate for your
                                          preferred securities.

Risk Factors                              Before purchasing the preferred
                                          securities offered by this prospectus
                                          you should carefully consider the
                                          "Risk Factors" beginning on page 9.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

         The following consolidated financial information is derived from, and should be read in conjunction with, the consolidated audited financial statements contained in our most recent Annual Report on Form 10-K/A and in our 2000 Annual Report to Stockholders, a copy of which is being delivered with this prospectus.

         Cleveland Electric is a wholly owned subsidiary of FirstEnergy. Prior to the merger in November 1997, Cleveland Electric and Toledo Edison were the principal operating subsidiaries of Centerior Energy. The merger was accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States, and the applicable effects were reflected on the separate financial statements of Centerior Energy's direct subsidiaries as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting, and pre-merger period and post-merger period financial results (separated by a heavy black line) are presented. Cleveland Electric discontinued the application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for its nuclear operations in October 1997. As a result, regulatory assets attributable to nuclear operations of $499.1 million ($324.4 million after taxes) were written off as an extraordinary item.

         Net Income and Earnings on Common Stock for the period November 8 to December 31, 1997 include net after tax charges of $5.8 million relating to a voluntary retirement program.

         "Earnings" for purposes of the calculations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends have been computed by adding to "income before extraordinary item" all taxes based on income or profits, total interest charges and the estimated interest element of rentals charged to income. "Fixed charges" include total interest charges and the estimated interest element of rentals.



                                                                                                                      TWELVE MONTHS
                                                            YEAR ENDED DECEMBER 31,(1)                                    ENDED
                                 ----------------------------------------------------------------------------         SEPTEMBER 30,
                                  1996               1997                 1998           1999            2000             2001
                                  ----               ----                 ----           ----            ----             ----
      ($ IN THOUSANDS)                        JAN. 1-     NOV. 8-
                                              NOV. 7      DEC. 31                                                      (UNAUDITED)
                                              ------      -------
INCOME SUMMARY:
  Operating Revenues          $1,798,850    $1,537,459     $254,892   $1,795,997      $1,864,954     $1,887,039         $2,085,839
  Income Before
   Extraordinary Item           $116,553       $95,191      $19,290     $164,891        $194,089       $202,950           $214,013
  Net Income (Loss)             $116,553     $(229,247)     $19,290     $164,891        $194,089       $202,950           $214,013
  Earnings (Loss) on Common
   Stock                         $77,810     $(274,276)     $19,290     $140,097        $160,565       $182,107           $191,870
  Ratio of Earnings to
   Fixed Charges                    1.57          1.64         1.73         1.92            2.14           2.23               2.44
  Ratio of Earnings to
   Combined Fixed Charges
   and Preferred Dividends          1.32          1.26         1.73         1.68            1.79           1.98               2.12

1 The data corresponding to the years 1996 to 2000 were derived from audited financial statements.

                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. You should carefully consider the following information, together with the other information in this prospectus and the documents that are incorporated by reference in this prospectus, about risks concerning the preferred securities, before buying any preferred securities.

RISK FACTORS RELATING TO THE SECURITIES OFFERED

IF WE DO NOT MAKE PAYMENTS ON THE SUBORDINATED DEBENTURES, THE TRUST WILL NOT BE ABLE TO PAY DISTRIBUTIONS AND OTHER AMOUNTS DUE ON THE PREFERRED SECURITIES AND THE GUARANTEE WILL NOT APPLY.

         The Trust will depend solely upon our payment of amounts when due on the subordinated debentures to pay amounts due to you on the preferred securities. If we fail to pay principal or interest when due on the subordinated debentures, the Trust will not have funds to pay distributions on, or amounts due on redemption or liquidation of, the preferred securities or amounts due on the liquidation of the Trust. If this happens, holders of preferred securities will not be able to rely upon the guarantee for payment of those amounts because the guarantee only guarantees that we will make distributions and redemption payments on the preferred securities if the Trust has the funds to do so itself but does not. Instead, you or the property trustee may proceed directly against us for payment of any amounts due on the preferred securities.

HOLDERS OF OUR SENIOR INDEBTEDNESS WILL GET PAID BEFORE YOU WILL GET PAID UNDER THE SUBORDINATED DEBENTURES OR THE GUARANTEE.

         Our obligations to you under the subordinated debentures and the guarantee are subordinate and junior in right of payment to all our existing and future senior indebtedness. This means that we cannot make any payments to you on the subordinated debentures or the guarantee if we are in default on any of our senior indebtedness. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior indebtedness in full before any payments may be made on the subordinated debentures or the guarantee. As of September 30, 2001, we had approximately $2.5 billion principal amount of indebtedness for borrowed money constituting senior indebtedness on a consolidated basis. None of the preferred securities, the subordinated debentures or the guarantee contains any provision that limits our ability to incur additional indebtedness, including indebtedness that would rank senior to the subordinated debentures and the guarantee.

WE MAY EXTEND THE INTEREST PAYMENT PERIOD ON THE SUBORDINATED DEBENTURES.

         We have the right to extend the interest payment period on the subordinated debentures, from time to time, for up to 20 consecutive quarters. At the end of an extension period, if all amounts due are paid, we may start a new extension period of up to 20 consecutive quarterly periods. No extension period may extend beyond the maturity date of the subordinated debentures.

         During any extension period on the subordinated debentures, the Trust will defer quarterly distributions on the preferred securities, which will continue to accumulate distributions at an annual rate of 9%, and unpaid distributions will accumulate additional distributions at the annual rate of 9% compounded quarterly from the relevant distribution payment date.

         If we exercise this extension right, the preferred securities may trade at a price that does not reflect fully the value of the accumulated but unpaid distributions. If you dispose of the preferred securities during an extension period, you might not recover the same return on your investment as someone who continues to hold the preferred securities. Even if we do not exercise this right, our right to do so could mean the market price for the preferred securities may be more volatile than that for debt instruments or other securities without similar deferral rights.

YOU COULD HAVE ADVERSE TAX CONSEQUENCES IF WE EXTEND THE INTEREST PAYMENT PERIOD ON THE SUBORDINATED DEBENTURES.

         If we extend the interest payment period on the subordinated debentures, you will be required to accrue interest income as original issue discount in respect of the deferred distributions on your preferred securities. As a result, for United States federal income tax purposes, you will be required to include that original issue discount in gross income before you receive the deferred distributions, regardless of your regular method of accounting. See "United States Taxation--Original Issue Discount."

         If you sell your preferred securities before the record date for the payment of deferred distributions at the end of an extension period, you will not receive those distributions. Instead, the deferred and any accumulated distributions will be paid to the holder of record on the record date, regardless of who the holder of record may have been on any other date during the extension period. Moreover, accrued original issue discount will be added to your adjusted tax basis in the preferred securities but may not be reflected in the amount you realize on the sale. To the extent the amount realized is less than your adjusted tax basis, you will recognize a capital loss for United States federal income tax purposes. The deductibility of capital losses is subject to limitations.

         Our right to extend the interest payment period on the subordinated debentures could mean the market price of the preferred securities may be more volatile than that for securities that do not give their issuer that right.

IN CERTAIN CIRCUMSTANCES, THE TRUST MAY REDEEM THE PREFERRED SECURITIES, WHICH MAY REQUIRE YOU TO REINVEST YOUR PRINCIPAL SOONER THAN EXPECTED.

         We may redeem the subordinated debentures before their stated maturity:

          -    in whole or in part, at any time on or after December 19, 2006.

          - in whole but not in part, at any time prior to maturity within 90 days after certain tax events occur or become likely to occur or the Trust is or becomes likely to be deemed to be an investment company under the Investment Company Act.

         Upon any redemption of the subordinated debentures, the Trust will use the cash proceeds of the redemption to redeem on a proportionate basis preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. The redemption price you will receive will be equal to the liquidation amount of $25 per preferred security plus any accumulated and unpaid distributions to the date of redemption. In that case, you may not be able to reinvest the money you receive for your preferred securities at a rate of return that is as high as the rate of return you were earning on the preferred securities.

         The redemption of the preferred securities would be a taxable event to you for United States federal income tax purposes. See "United States Taxation - Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust" and "
- Sale of the Preferred Securities."

WE CAN DISSOLVE THE TRUST AND DISTRIBUTE THE SUBORDINATED DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU.

         We may at any time dissolve the Trust. If we dissolve the Trust, after satisfaction of any liabilities to creditors, the Trust will distribute the subordinated debentures ratably to holders of the preferred securities and common securities. Under current United States federal income tax law, a distribution of subordinated debentures to you upon the dissolution of the Trust would not be a taxable event to you. However, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of the subordinated debentures may be a taxable event to you. See "United States Taxation - Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust" and " - Sale of the Preferred Securities."

THERE MAY BE NO TRADING MARKET FOR THE SUBORDINATED DEBENTURES IF THE TRUST DISTRIBUTES THEM TO YOU.

         If the subordinated debentures are distributed by the Trust, we will use our best efforts to cause the subordinated debentures to be listed on the New York Stock Exchange or on any other exchange on which the preferred securities are then listed. However, we may not be able to achieve that listing and a market for the subordinated debentures may not develop.

         Moreover, there is no assurance as to the market prices for subordinated debentures that may be distributed in exchange for preferred securities if we dissolve the Trust. Those subordinated debentures may trade at a discount to the price that you paid to purchase the preferred securities in this offer.

         Because you may receive subordinated debentures upon a dissolution of the Trust, you must also make an investment decision with regard to the subordinated debentures and should carefully review all the information regarding the subordinated debentures contained in this prospectus.

YOU WILL HAVE ONLY LIMITED VOTING RIGHTS.

         You will have limited voting rights as a holder of preferred securities. You will have a right to vote to appoint a special administrative trustee upon the occurrence of certain events as described in this prospectus. You will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, the Cleveland Electric trustees, as these voting rights are vested exclusively in the holder of the common securities, except if an event of default under the trust agreement occurs and continues.

THERE IS NO CURRENT ESTABLISHED TRADING MARKET FOR PREFERRED SECURITIES AND NO ASSURANCE THAT AN ACTIVE MARKET WILL DEVELOP.

         The preferred securities are a new issue of securities with no established trading market. Although we have been approved to list the preferred securities on the New York Stock Exchange, we cannot assure you that an active or liquid public trading market will develop or be maintained for the preferred securities.

         If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, we cannot assure you that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities. Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions.

RISK FACTORS RELATING TO CLEVELAND ELECTRIC

THERE IS NO ASSURANCE OF MAINTAINING OUR FINANCIAL CAPABILITY.

    WE HAVE SUBSTANTIAL DEBT AND OTHER OBLIGATIONS.

         At September 30, 2001, we had long-term debt of approximately $2.3 billion (64.2% of total capitalization), preferred stock not subject to mandatory redemption provisions of approximately $238.3 million, preferred stock subject to mandatory redemption provisions of approximately $23.7 million, current maturities of approximately $324.6 million, and short-term borrowings of $254.5 million from associated companies. We also have future minimum operating lease commitments (net of trust cash receipts) of approximately $74 million for the 2001-2005 period.

         At September 30, 2001, we had approximately $2.5 billion in aggregate principal amount of first mortgage bonds outstanding under our mortgage. This consists of $870 million of first mortgage bonds outstanding included in the long term debt and current maturities discussed above, and other first mortgage bonds pledged to secure certain debt obligations. At September 30, 2001, we were able to issue up to $568 million of additional first mortgage bonds on the basis of property additions and retired bonds, however, there are no restrictions on our ability to issue preferred or preference stock.

         Based on our present plans, we could provide for our cash requirements to service and, as required, to repay the obligations referred to above during the remainder of 2001 and 2002 from the following sources:

          -    funds from operations;

          - available cash and temporary cash investments (approximately $8.2 million as of September 30, 2001);

          -    proceeds of the offering of the preferred securities;

          -    the issuance of long-term debt (for refunding purposes); and

          - funds made available to us by FirstEnergy under its revolving credit facilities.

If one or more of these sources is limited or unavailable, our ability to service our debt and other obligations could be materially adversely affected.

WE FACE COMPETITIVE CHALLENGES DUE TO REGULATORY CONSTRAINTS AND OUR HIGH RETAIL COST STRUCTURE.

         COMPETITIVE ENERGY SUPPLIERS.

         Since January 1, 2001, when Ohio customers were first allowed to choose their electric generation suppliers, competition has come from the entry of more energy suppliers and existing municipal electric systems in our service area. Changes due to open competition legislation in Ohio have resulted in fundamental alterations in the way traditional integrated utilities and holding company systems like FirstEnergy conduct their business. These changes have and are likely to continue to result in increased costs associated with transitioning to new organizational structures and ways of conducting business.

         COMPETITION IN RETAIL ELECTRICITY.

         A number of states have enacted transitional legislation that encourages competition for retail electric businesses and the recovery of stranded investment. Investment is "stranded" when fixed costs approved for recovery under traditional regulatory methods become unrecoverable as a result of legislative changes that allow for widespread competition. Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law in July 1999.

         On July 19, 2000, PUCO approved FirstEnergy's plan for transition to customer choice on our behalf, as well as for its other Ohio electric utility operating companies--Ohio Edison and Toledo Edison. As part of its authorization, the PUCO approved the settlement agreement between FirstEnergy and major groups representing most of the parties in FirstEnergy's transition cost proceeding before the PUCO. Major parties to the approved settlement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others.

         Major provisions of the approved transition plan include:

          - The opportunity for us to recover transition costs as filed through 2008;

          - A commitment to sell 400 megawatts of our generating capacity to marketers, brokers and aggregators at set prices for sales to retail customers in our Ohio service area;

          - A 5% reduction in the generation portion of residential customer bills, saving those customers between 2% and 3% on a typical monthly bill;

          - Additional incentives applied to shopping credits for residential, commercial and industrial customers of 45%, 30% and 15%, respectively, as reductions from their bills, when they select alternative energy providers (the credits exceed the price we will be offering to electricity suppliers relating to the 400 megawatts described above);

          - Maintaining current rates for our customers for distribution services through December 31, 2007; and

          - We assume the risk of not recovering up to $170 million of transition revenue if the rate of customers switching their service from us has not reached an average of 20% over any twelve month period ending between January 1, 2001 and December 31, 2005.

         In addition, under the electric utility restructuring legislation, Ohio utilities that offer both competitive and regulated retail electric services were required to implement a corporate separation plan approved by PUCO - one which provides a clear separation between regulated and competitive operations. In connection with FirstEnergy's transition plan, FirstEnergy separated its business into three distinct units - a competitive services unit, a utility services unit and a corporate support services unit. We are included in the utility services unit, which continues to deliver electricity through our existing distribution system and maintains the provider of last resort obligation under the transition plan. As a result of the transition plan, FirstEnergy's Ohio electric utility subsidiaries and Pennsylvania Power Company entered into power supply agreements whereby the competitive services unit purchases the generation from those electric utility subsidiaries' owned and leased generating plants and/or purchases power in wholesale power markets and then sells power to those electric utility subsidiaries who are now "full requirements" customers of the competitive services unit to enable them to meet their "provider of last resort" responsibilities in their respective service areas. CEI continues to provide power directly to wholesale customers under negotiated contracts as well as to alternative energy suppliers as part of CEI's market support generation of 400 megawatts (383 megawatts committed as of September 30, 2001).

         We cannot predict the effect that all of these changes will have on our business, particularly if state and federal regulatory initiatives are implemented that further increase our competition, threaten our cost and investment recovery or adversely impact our rate structures. For example, if tariff rates applicable to electricity we supply as "provider of last resort" under state deregulation legislation are insufficient to cover our costs of generation or purchase of electricity or if costs associated with the implementation of our transition plan are greater than anticipated, our business, results of operations and financial condition may be materially adversely affected. In addition, increased competition in general may cause a reduction in energy prices that may adversely affect our results of operations.

OUR THREE NUCLEAR GENERATING UNITS MAY BE IMPACTED BY ACTIVITIES OR EVENTS BEYOND OUR CONTROL.

         We currently have interests in three nuclear generating units:

         - Beaver Valley Power Station Unit 2;
         - Davis-Besse Nuclear Power Station; and
         - Perry Nuclear Power Plant Unit 1.

         Another FirstEnergy subsidiary, FirstEnergy Nuclear Operating Company, operates Davis-Besse, Perry Unit 1 and Beaver Valley Station, which was acquired from Duquesne Light Company on December 3, 1999 in connection with an exchange of generating assets between Duquesne and Ohio Edison, Pennsylvania Power and us.

         These three nuclear units may be impacted by activities or events beyond our control. Operating nuclear units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the United States Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit. An action of this kind would require us to purchase replacement power on the open market. Depending on prevailing market prices for replacement power, our financial condition, cash flows and results of operations could be materially adversely affected if this were to occur.


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We caution you that this prospectus and the periodic reports and other documents that are incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Securities Exchange Act. They are statements about future performance or results (such as statements including, but not limited to, the terms "potential," "estimate," "believe," "expect" and "anticipate" and similar words) when we discuss our financial condition, results of operations and business.

         Forward-looking statements involve certain risks, assumptions and uncertainties. They are not guarantees of future performance. Factors may cause actual results to differ materially from those expressed in these forward-looking statements. These factors include those identified in the section concerning Risk Factors, as well as the following possibilities:

          - if national and regional economic conditions are less favorable than we had expected; and

          - if there are disruptions in the wholesale power markets because of supply or delivery constraints that affect the ability of the competitive service unit to provide power to us to meet our provider of last resort responsibilities.

         We believe that the expectations reflected in our forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to have been correct. You should consider the factors we have noted above and the "Risk Factors" section as you read the forward-looking statements in this prospectus.


                                 CAPITALIZATION

         The following table shows our capitalization on a consolidated basis as of September 30, 2001. The "As Adjusted" column shows our capitalization as of September 30, 2001, after giving effect to the sale of the preferred securities offered in this prospectus.

                                                       (DOLLARS IN THOUSANDS)
                                                    AS OF SEPTEMBER 30, 2001

                                                             ACTUAL                          AS ADJUSTED
                                                   -------------------------         --------------------------
                                                                             (UNAUDITED)
----------------------------------------------------------------------------------------------------------------
                                                   OUTSTANDING         RATIO          AMOUNT            RATIO
                                                   -----------         -----          ------            -----
CAPITALIZATION SUMMARY:

  Common Stockholder's Equity...............         $1,045,627        28.6%         $1,045,627         27.9%
  Preferred Stock Not Subject to Mandatory
     Redemption.............................            238,325         6.5%            238,325          6.4%
  Preferred Stock Subject to Mandatory
     Redemption(1)..........................             23,673         0.7%             23,673          0.6%
  Cleveland Electric obligated mandatorily
     redeemable preferred securities of
     subsidiary trust holding solely Cleveland
     Electric subordinated debentures.......                 --            --           100,000          2.7%
  Long-Term Debt(2).........................          2,341,858        64.2%          2,341,858         62.4%
                                                     ----------       -----          ----------        -----
     Total Capitalization...................         $3,649,483       100.0%         $3,749,483        100.0%
                                                     ==========       =====          ==========        =====


--------------------------------------

(1) Excludes $69.7 million of preferred stock subject to mandatory redemption within one year.

(2) Excludes $254.9 million of long-term debt due to be repaid or subject to put options within one year.




                              ACCOUNTING TREATMENT

         For financial reporting purposes, the Trust will be treated as our subsidiary. Accordingly, the accounts of the Trust will be included in our consolidated financial statements. The preferred securities will be reported as "CEI obligated mandatorily redeemable preferred securities of subsidiary trust holding solely CEI subordinated debentures" on a separate line item in our consolidated balance sheet. Appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will classify distributions payable on the preferred securities as a deduction from net income in our consolidated statements of income.

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

         Cleveland Electric is a wholly owned electric utility operating subsidiary of FirstEnergy. We engage in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio. We were incorporated under the laws of the State of Ohio in 1892.

         We also engage in the sale, purchase and interchange of electric energy at wholesale with other electric companies and to two municipal electric systems (directly and through AMP-Ohio) in our service area. At December 31, 2000, we served approximately 741,400 customers in an area with a population of approximately 1.9 million. Principal industries served by us include:

          -    those producing steel and other primary metals;

          -    automotive and other transportation equipment;

          -    chemicals;

          -    electrical and nonelectrical machinery;

          -    fabricated metal products; and

          -    rubber and plastic products.

         Nearly all of our operating revenues are derived from the sale of electric energy. We had 1,046 employees at December 31, 2000.

         In addition to us, the direct or indirect electric utility operating subsidiaries of FirstEnergy are Ohio Edison Company, Pennsylvania Power Company, The Toledo Edison Company, Jersey Central Power & Light Company, Metropolitan Edison Company, Pennsylvania Electric Company and ATSI. We operate as separate companies, each company, with the exception of ATSI, servicing the customers in its respective service area.

         Pursuant to FirstEnergy's corporate separation plan implemented under Ohio utility restructuring legislation, FirstEnergy transferred operational control of the non-nuclear generation assets of its Ohio electric utility operating subsidiaries and Pennsylvania Power Company to FirstEnergy Generation Corp. as of January 1, 2001. We expect that the transfer of ownership of those assets to FirstEnergy Generation will be completed by December 31, 2005, the end of the legislation's market development period.

         Sources of generation for Cleveland Electric during 2000 were 53.4% coal and 46.6% nuclear.

         Our principal executive offices are located at 76 South Main Street, Akron, Ohio 44308, telephone number (800) 736-3402.

                               RECENT DEVELOPMENTS

         On November 29, 2001, FirstEnergy announced that it had agreed to sell four coal-fired power plants located along Lake Erie in Ohio to NRG Energy, Inc. Under terms of the agreement, our 376 megawatt (MW) Ashtabula Plant in Ashtabula, Ohio, 1,262 MW Eastlake Plant in Eastlake, Ohio and 249 MW Lake Shore Plant in Cleveland, Ohio, and Toledo Edison's 648 MW Bay Shore Plant in Oregon, Ohio will be sold to NRG Energy for $1.355 billion in cash and the assumption of $145 million in debt associated with the plants. In addition, NRG has agreed to sell at established prices up to 10.5 million megawatt-hours of electricity annually, similar to the average annual output of the plants, to FirstEnergy through 2005, the end of the market development period under Ohio utility restructuring legislation. Regulatory approvals will be required from the Securities and Exchange Commission and Federal Energy Regulatory Commission. FirstEnergy will use the proceeds for the redemption of higher-cost debt and preferred stock, and/or reinvestment in the business.


                      CLEVELAND ELECTRIC FINANCING TRUST I

         Cleveland Electric Financing Trust I is a Delaware business trust and was created pursuant to a trust agreement among us, as depositor, The Bank of New York, as property trustee, The Bank of New York (Delaware), as Delaware trustee and two of our employees, as administrative trustees. The Trust exists for the exclusive purposes of:

          - issuing the preferred securities and common securities representing undivided beneficial interests in the assets of the Trust,

          - investing the gross proceeds from the sale of the Trust's securities in our subordinated debentures, and

          - engaging in only those other activities necessary, convenient or incidental to these purposes.

         In connection with the issuance by the Trust of its preferred securities, we will amend and restate the trust agreement in substantially the form filed as an exhibit to the registration statement containing this prospectus. References in this prospectus to the "trust agreement" should be read to refer to that agreement as so amended and restated. The trust agreement will be qualified as an indenture under the Trust Indenture Act and the property trustee will act as the indenture trustee for purposes of that Act. We refer to the administrative trustees, the Delaware trustee and the property trustee collectively as the "Cleveland Electric trustees" in this prospectus. The Bank of New York will also act as guarantee trustee and as indenture trustee under the subordinated indenture for our subordinated debentures.

         We will own all of the common securities of the Trust. The common securities will rank equally, and will be paid pro rata, with the preferred securities, except that if an event of default under the subordinated indenture occurs and continues, the right to payment of the holders of the common securities will be subordinated to the rights to payment of the holders of the preferred securities. We will acquire common securities having an aggregate liquidation amount equal to

3% of the Trust's capital. The Trust has a term of approximately 55 years, but may be dissolved earlier as provided in the trust agreement.

         CONDUCT OF THE TRUST'S AFFAIRS.

         We will conduct all business and affairs of the Trust. As described above, the Trust will not engage in any business or activities other than as necessary, convenient or incidental to issuance and sale of the trust securities and investment of the proceeds from the sale in the subordinated debentures. The Cleveland Electric trustees may be appointed, removed or replaced by:

          -    the holder of the common securities, or

          - if an event of default under the trust agreement occurs and continues, the holders of a majority in liquidation preference of the preferred securities.

         We will pay all fees and expenses related to the Trust and the issuance and sale of the trust securities.

         The office of the Delaware trustee in the State of Delaware is White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of the Trust is c/o The Cleveland Electric Illuminating Company, 76 South Main Street, Akron, Ohio 44308, telephone number (800) 736-3402.


                                 USE OF PROCEEDS

         We will use the proceeds from the sale of the securities for general corporate purposes. Pending application of the proceeds, we may make short-term cash investments. The Trust will use the proceeds from the sale of its trust securities to acquire our subordinated debentures.


                     DESCRIPTION OF THE PREFERRED SECURITIES

         The Trust will issue preferred securities and common securities under the trust agreement. The preferred securities will represent undivided beneficial interests in the Trust's assets and entitle the holders to a preference over the common securities with respect to distributions and amounts payable on redemption or liquidation, as well as other benefits described in the trust agreement. Selected provisions of the trust agreement are summarized below. This summary is not complete. A form of the trust agreement was filed with the Commission as an exhibit to the registration statement that contains this prospectus. You should read that document for a better understanding of all of the provisions of the trust agreement that may be important to you. Since the trust agreement will be qualified under the Trust Indenture Act, you should also refer to the Trust Indenture Act for more information. Wherever particular sections or defined terms of the trust agreement are referred to in this description, those sections or defined terms are incorporated in this prospectus by reference.

         GENERAL

         We own all of the Trust's common securities, which rank equally, and are paid pro rata, with the preferred securities except as described under "-- Subordination of Common Securities" below. (Section 4.03). The property trustee will hold our subordinated debentures in trust for the benefit of the Trust and the holders of the trust securities. (Section 2.09). Our guarantee is a full and unconditional guarantee with respect to the preferred securities but does not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the Trust does not have sufficient available funds to pay those distributions. In that event, the remedy of a holder of preferred securities is to vote, together with the holders of a majority in liquidation amount of the preferred securities, to appoint a special administrative trustee and to direct the property trustee to enforce the property trustee's rights under the subordinated debentures.

         DISTRIBUTIONS

         Distributions on the preferred securities will:

          - be payable in U.S. dollars at 9% per annum of the stated liquidation amount of $25 per preferred security and distributions that are in arrears for more than one quarter will accrue interest at the rate per annum of 9% and interest so accrued at the end of each quarter and remaining unpaid will itself bear interest, to the extent permitted by applicable law, until paid on the same basis;

          -    begin to accrue from, and include the date of original issuance;
               and

          - be cumulative and payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2002.

         The term "distributions" as we use it in this prospectus includes any interest payable on distributions as described above, unless we state otherwise.

         We will compute the amount of distributions payable for any period on the basis of a 360-day year of twelve 30-day months. (Sections 4.01(a) and 4.01(b)).

         If any date on which a distribution is payable for any preferred securities is not a business day, payment will be made on the following business day, without any interest or other payment for the delay, unless that following business day is in the next calendar year. In that case, payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that date. Each date on which distributions are otherwise payable in accordance with the foregoing is a "distribution date." A "business day" means a day other than:

          -    a Saturday or a Sunday,

          - a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or

          - a day on which the principal corporate trust office of the property trustee or the trustee for our subordinated debentures is closed for business. (Section 4.01(a)).

         We have the right, under the subordinated indenture for our subordinated debentures, to extend the interest payment period from time to time on the subordinated debentures for up to 20 consecutive quarters. If we do, quarterly distributions on the preferred securities would be deferred by the Trust during that period. The preferred securities would continue to accrue interest on the deferred distributions, including interest on unpaid interest, as described above. If we exercise this right, we may not, during this period:

          - declare or pay any dividends on, or make a distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than a dividend in stock of the same class as the stock on which it is paid, or

          - make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the subordinated debentures, or

          - make any guarantee payments with respect to any item described in the two preceding bullet points, other than payments under the guarantee.

         Before an extension period ends, we may further extend the interest payment period so long as the extension period together with all previous and further extensions will not:

          -    exceed 20 consecutive quarters at any one time, or

          -    extend beyond the maturity of the subordinated debentures.

         Once an extension period has ended and all amounts then due have been paid, we may start a new extension period in accordance with the above requirements. See "Description of the Subordinated Debentures -- Interest" and "-- Option to Extend Interest Payment Period."

         The Trust's income available for distribution to preferred securities holders will be limited to payments we make under the related subordinated debentures. See "Description of the Subordinated Debentures." If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities. We will guarantee the Trust's payment of distributions on a limited and subordinated basis, but only if and to the extent the Trust has funds legally available for the payment of those distributions and cash sufficient to make those payments. See "Description of the Guarantee."

         The Trust will pay distributions to the registered holders of the preferred securities as of the relevant record dates. As long as the preferred securities remain in book-entry-only form, the relevant record date will be one business day prior to the distribution payment date and payment will be made as described under "Book Entry Securities" below, subject to any applicable laws and regulations and to the provisions of the trust agreement. If the preferred securities do not remain in book-entry-only form, the relevant record date will be the 15th day prior to the distribution payment date. (Section 4.01(d)).

         MANDATORY REDEMPTION

         The subordinated debentures will mature on December 15, 2031, unless the maturity is extended at our option under certain circumstances. The property trustee will use the cash proceeds from any repayment of the subordinated debentures at maturity or upon earlier redemption to redeem on a proportionate basis preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. The redemption price you will receive will be equal to the liquidation amount of $25 per preferred security plus accumulated and unpaid distributions on the preferred security to the date of redemption. The administrative trustee will provide not less than 30 nor more than 60 days' notice to holders of preferred securities of any mandatory redemption. That payment in redemption shall be due without limitation and in all events. See "Description of the Subordinated Debentures -- Optional Redemption."

         We have the right to redeem the subordinated debentures on or after December 19, 2006, in whole or in part, subject to the conditions described under "Description of the Subordinated Debentures -- Optional Redemption." We may also redeem the subordinated debentures, in whole but not in part, if a Tax Event or an Investment Company Event as described below occurs and continues. See "Description of the Subordinated Debentures -- Optional Redemption."

         SPECIAL EVENT REDEMPTION.

         "Tax Event" means the administrative trustees' receipt of an opinion from nationally recognized independent counsel experienced in these matters to the effect that, as a result of:

          - any amendment to, or change, including any announced prospective change, in, the laws or treaties, or any regulations under the laws and treaties, of the United States or any political subdivision or taxing authority of or in the United States,

          - any amendment to or change in an interpretation or application of those laws or regulations by any legislative body, court, governmental agency or regulatory authority, including the enactment of any legislation or the publication of any judicial decision or regulatory determination on or after the date of the issuance of the preferred securities,

          - any interpretation or pronouncement of any of those bodies, courts, agencies or authorities that provides for a position with respect to those laws or regulations that differs from the then generally accepted position, or

          - any action taken by any governmental agency or regulatory authority,

in each case occurring on or after the issuance date of the preferred securities, there is more than an insubstantial risk that:

          - the Trust is, or will be, subject to United States federal income tax with respect to income accrued or received on the subordinated debentures,

          - interest payable by us on the subordinated debentures is not, or will not be, fully deductible by us for United States federal income tax purposes, or

          - the Trust is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         "Investment Company Event" means the administrative trustees' receipt of an opinion of counsel experienced in practice under the Investment Company Act of 1940 to the effect that as a result of a change in law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" which is required to be registered under the Investment Company Act, where the change becomes effective after the issuance of the preferred securities.

         If a Tax Event or an Investment Company Event occurs we will have the right, upon not less than 30 nor more than 60 days notice, to redeem the subordinated debentures, in whole but not in part, for cash within 90 days following the occurrence of the Tax Event or Investment Company Event. Following that redemption, a like amount of preferred securities and common securities will be redeemed by the Trust at the applicable redemption price on a pro rata basis.

         DISTRIBUTION OF THE SUBORDINATED DEBENTURES

         We will have the right at any time to dissolve the Trust, and after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the subordinated debentures to be distributed to the holders of the preferred securities.

         If the subordinated debentures are distributed to the holders of the preferred securities, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or any other exchange on which the preferred securities are then listed. (Section 9.04(e)).

         After the date for any distribution of subordinated debentures upon dissolution of the Trust:

          - the preferred securities will no longer be deemed to be outstanding,

          - DTC or its nominee, as the record holder of the preferred securities, will receive a registered global certificate or certificate representing the subordinated debentures to be delivered upon the distribution, and

          - any certificates representing preferred securities not held by DTC or its nominee will be deemed to represent a like amount of subordinated debentures, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to the accumulated and unpaid distributions on, those preferred securities, until the certificates are presented to us or our agent for transfer or reissuance.

         If a dissolution and liquidation of the Trust were to occur, we could not assure you as to the market prices for the subordinated debentures that may be distributed in exchange for the preferred securities. Accordingly, the subordinated debentures that you may receive if a dissolution and liquidation of the Trust were to occur, may trade at a discount to the price that you paid to purchase the preferred securities offered by this prospectus.

         As used in this prospectus, "like amount" means:

          - with respect to a redemption of preferred securities and common securities, preferred securities having a liquidation amount equal to the principal amount of subordinated debentures to be contemporaneously redeemed in accordance with the subordinated indenture and the proceeds of which will be used to pay the applicable redemption price of those preferred securities and common securities, and

          - with respect to a distribution to holders of preferred securities and common securities of subordinated debentures in connection with the Trust's liquidation, subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities and common securities of the holder to whom those subordinated debentures are distributed.

         REDEMPTION PROCEDURES

         Preferred securities redeemed on each redemption date will be redeemed at the applicable redemption price with the proceeds from the contemporaneous redemption of subordinated debentures. Redemptions of preferred securities will be made and the applicable redemption price will be deemed payable on each redemption date, but only to the extent that the Trust has funds legally available for the payment of that redemption price. (Section 4.02(c)). See also "--Subordination of Common Securities."

         If the Trust gives a notice of redemption for any preferred securities, then, by 12:00 noon, New York time, on the redemption date, so long as the preferred securities are in book-entry only form, the property trustee will:

          - irrevocably deposit with DTC funds sufficient to pay the applicable redemption price and

          - give DTC irrevocable instructions and authority to pay the redemption price to the holders of those preferred securities. See "Book-Entry Securities."

          If any preferred securities are no longer in book-entry-only form, the Trust will:

          - irrevocably deposit with the paying agent for those preferred securities funds sufficient to pay the applicable redemption price, and

          - give that paying agent irrevocable instructions and authority to pay the redemption price to holders of the preferred securities upon surrender of their certificates evidencing those securities.

         Distributions payable on or before the redemption date for any preferred securities called for redemption will be payable to the holders of those preferred securities on the relevant record dates for the related distribution dates. If notice of redemption is given and funds deposited as required, then upon the redemption date:

          - all rights of holders of those preferred securities called for redemption will cease, except the right of the holders of those preferred securities to receive the redemption price, but without interest on that redemption price, and

          -    those preferred securities will cease to be outstanding.

         If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on that date will be made on the next business day, and without any interest or other payment for the delay, except that, if the business day falls in the next calendar year, the payment will be made on the immediately preceding business day. If a redemption price payment for any preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee, distributions on those preferred securities will continue to accrue at the then applicable rate, from the original redemption date to the date of payment. In that case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. (Section 4.02(d)).

         Subject to applicable law, including United States federal securities law, we or our subsidiaries may from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement.

         The redemption price on any preferred securities will be paid to the holders of record of those preferred securities as they appear on the register for the preferred securities on the relevant record date. While the preferred securities are in book-entry only-form, the relevant record date will be the business day before the relevant redemption date. If, however, the preferred securities do not remain in book-entry-only form, the relevant record date will be the 15th day before the redemption date. (Section 4.02(e)).

         If less than all the trust securities of the Trust are to be redeemed on a redemption date, then the aggregate liquidation amount of those securities will be allocated 3% to the common securities and 97% to the preferred securities. The property trustee will select the particular preferred securities to be redeemed not more than 60 days prior to the redemption date by that method which:

          -    the property trustee deems fair and appropriate, and

          - may provide for the redemption of portions of the preferred securities in denominations of $25 or greater.

         The property trustee will promptly notify the security registrar in writing of the preferred securities selected for redemption and, in the case of a partial redemption, the liquidation preference of preferred securities to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred securities redeemed or to be redeemed only in part, to the portion of the liquidation amount of preferred securities that has been or is to be redeemed. (Section 4.02(f)).

         SUBORDINATION OF COMMON SECURITIES

         Payment of distributions on, and the redemption price of, the preferred securities and the related common securities will be made pro rata based on the liquidation amount of those trust securities. No distribution payment or other payment on account of the redemption, liquidation or other acquisition of any common security will be made, however, if an event of default under the subordinated indenture has occurred and is continuing on the distribution, redemption or other payment date unless payment in full in cash of all accumulated and unpaid distributions on all outstanding preferred securities or the full redemption price due on preferred securities, as applicable, is made or provided for. The property trustee must first apply all available funds to payment in full in cash of all preferred securities distributions or redemption price then due and payable. (Section 4.03(a)).

         In the case of a trust agreement event of default resulting from a subordinated indenture event of default, the holder of common securities will be deemed to have waived the trust agreement event of default until the effect of all trust agreement events of default has been cured, waived or otherwise eliminated. Until those trust agreement events of default have been so cured, waived or otherwise eliminated, the property trustee shall act solely on behalf of the holders of the preferred securities and not the holder of the common securities, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf. (Section 4.03(b)).

         LIQUIDATION DISTRIBUTION UPON DISSOLUTION

         Pursuant to the trust agreement, the Trust will dissolve and will be liquidated by the Cleveland Electric trustees on the first to occur of:

          -    December 15, 2056, the expiration of the term of the Trust;

          -    our bankruptcy, dissolution or liquidation;

          - our election to dissolve the Trust and to distribute the subordinated debentures to the holders of the preferred securities and common securities;

          - the redemption of all of the preferred securities in connection with the redemption of all of the subordinated debentures; and

          - the entry by a court of an order for judicial dissolution (Sections 9.01 and 9.02).

         If an early dissolution occurs as described in the second, third and fifth bullet points above, the Cleveland Electric trustees will expeditiously liquidate the Trust by causing the property trustee to distribute to each holder of preferred securities and common securities a like amount of subordinated debentures, unless that distribution is determined by the property trustee to be impractical. If that distribution is impractical, the holders will be entitled to receive out of the available assets of the Trust, after satisfaction of creditors' liabilities, an amount equal to the aggregate of the stated liquidation preference per preferred security plus accumulated and unpaid distributions to the date of payment. If this liquidation distribution can be paid only in part because the Trust has insufficient assets to pay in full, then the amounts payable directly by the Trust on the preferred securities will be paid on a pro rata basis. The holders of the common securities will be entitled to receive distributions upon any dissolution pro rata with the holders of the preferred securities, except the preferred securities will have a preference over the common securities if a trust agreement event of default has occurred and is continuing. (Sections 9.04(a) and 9.04(d)).

         EVENTS OF DEFAULT; NOTICE

         Any one of the following events constitutes a trust agreement event of default:

          - the occurrence of an event of default under the subordinated indenture (see "Description of the Subordinated Debentures -- Events of Default"); or

          - default by the Trust in the payment of any distribution for 30 days after it becomes due and payable; or

          - default by the Trust in the payment of any redemption price of any preferred security or common security when it becomes due and payable; or

          - default in the performance, or breach, in any material respect, of any covenant or warranty of the Cleveland Electric trustees in the trust agreement, other than a default or breach dealt with in the second and third bullet points above, and continuation of that default or breach for a period of 60 days after the defaulting trustee or trustees have been given written notice of by the holders of at least 10% in liquidation amount of the outstanding preferred securities; or

          -    the occurrence of a bankruptcy event with respect to the Trust.

         Within five business days after the occurrence of any trust agreement event of default, the property trustee will send notice of any default actually known to it to the holders of preferred securities, the administrative trustees and the depositor, unless the default has been cured or waived. (Section 8.02).

         The holder of the common securities may remove the property trustee and appoint a successor at any time unless a trust agreement event of default has occurred and is continuing, in which case the holders of a majority in liquidation amount of the preferred securities may remove the property trustee and appoint a successor. No registration or removal of the property trustee and no appointment of a successor trustee will be effective until the successor property trustee accepts the appointment in accordance with the trust agreement. (Section 8.10).

         MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF THE TRUST

         The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body except as described below or under "-- Liquidation Distribution upon Dissolution."

         The Trust may, with the consent of the administrative trustees and without the consent of the holders of the trust securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State, if it satisfies the following conditions:

          -    the successor entity either:

               - expressly assumes all of the obligations of the Trust under the trust securities, or

               - substitutes for the preferred securities other securities having substantially the same terms as the trust securities, so long as the successor securities rank the same as the trust securities rank with respect to distributions and payments upon liquidation, redemption and otherwise,

          - we expressly acknowledge a trustee of the successor entity possessing the same powers and duties as the property trustee, in its capacity as the holder of the subordinated debentures,

          - the preferred securities or any successor securities are listed or quoted, or any successor securities will be listed or quoted upon notification of issuance, on any national securities exchange or with another organization on which the preferred securities are then listed or quoted,

          - the merger, consolidation, amalgamation or replacement does not cause the preferred securities, including any successor securities, to be downgraded by any nationally recognized statistical rating organization,

          - the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect, other than for any dilution of the holders' interest in the new entity,

          - the successor entity has a purpose substantially identical to that of the Trust,

          - prior to the merger, consolidation, amalgamation or replacement, the Trust has received an opinion of nationally recognized independent counsel to the Trust experienced in such matters to the effect that:

               - the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect, other than any dilution of the holders' interest in the new entity,

               - following the merger, consolidation, amalgamation or replacement, neither the Trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act,

               - following the merger, consolidation, amalgamation or replacement, the Trust, or the successor entity, will not be classified as an association taxable as a corporation for United States federal income tax purposes, and

          - we guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

         However, the Trust will not, except with the consent of holders of 100% in liquidation amount of the trust securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if in the opinion of nationally recognized independent counsel experienced in such matters, the consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as an association taxable as a corporation for United States federal income tax purposes. See "-- Special Event Redemption" and "-- Liquidation Distribution Upon Dissolution."

         MERGER OR CONSOLIDATION OF A CLEVELAND ELECTRIC TRUSTEE

         So long as it is otherwise qualified and eligible, any of the following may be the successor to a Cleveland Electric trustee:

          - any corporation into which any trustee that is not a natural person may be merged or converted or with which it may be consolidated,

          - or any corporation resulting from any merger, conversion or consolidation to which any Cleveland Electric trustee is a party, or

          - any corporation succeeding to all or substantially all the corporate trust business of any Cleveland Electric trustee. (Section 8.12).

         VOTING RIGHTS

         Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by law and the trust agreement, the holders of the preferred securities will have no voting rights. (Section 6.01(a)).

         A majority in liquidation amount of the holders of the outstanding preferred securities, acting as a single class, may appoint a special administrative trustee if:

          - the Trust fails to pay distributions in full on the preferred securities for 6 consecutive quarterly distribution periods, or

          -    a trust agreement event of default occurs and is continuing.

         For purposes of determining whether the Trust has failed to pay distributions in full for 6 consecutive quarterly distribution periods, distributions are deemed to remain in arrears until full cumulative distributions have been paid for all quarterly distribution periods ending on or before the date of payment of the cumulative distributions. Any holders of preferred securities, other than us or any of our affiliates, will be entitled to nominate any person to be appointed as special administrative trustee.

         Not later than 30 days after the right to appoint a special administrative trustee arises, the administrative trustees will convene a meeting of the holders of preferred securities for the purpose of appointing a special administrative trustee. If the administrative trustees fail to convene this meeting within the 30-day period, the holders of not less than 10% of the aggregate stated liquidation amount of the outstanding preferred securities may convene that meeting. Any special administrative trustee appointment will end when an event described in either of the two immediately preceding bullet points no longer continues. Notwithstanding the appointment of any special administrative trustee, we retain all rights under the subordinated indenture, including the right to defer payments of interest by extending the interest payment period as provided under "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period." If an extension occurs, there will be no subordinated indenture event of default and, consequently, no trust agreement event of default, for failure to make any scheduled interest payment during the extension period on the date originally scheduled. Holders of a majority in liquidation amount of the outstanding preferred securities will have the right, however, in the circumstances described above, to appoint a special administrative trustee. (Section 6.01(d)).

         If any proposed amendment to the trust agreement provides for, or the Cleveland Electric trustees otherwise propose to effect:

          - any action that would adversely affect the powers, preferences or special rights of the holders of any preferred securities, whether by way of amendment to the trust agreement or otherwise, or

          - the dissolution, winding-up or termination of the Trust, other than pursuant to the trust agreement,

then the holders of outstanding preferred securities will be entitled to vote as a class on the amendment or proposal which shall not be effective except with the approval of the holders of 66-2/3% in liquidation preference of the outstanding preferred securities. No amendment to the trust agreement may be made if, as a result of such amendment, the Trust would be classified as an association taxable as a corporation for the United States federal income tax purposes. (Section 6.01(c)).

         The holders of a majority in aggregate liquidation amount of the outstanding preferred securities will have the right to:

          - direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee under the trust agreement, including the right to direct the property trustee to exercise the remedies available to it as a holder of the subordinated debentures under the subordinated indenture;

          - waive any past subordinated indenture event of default that is waivable under the subordinated indenture; or

          - exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures shall be due and payable;

provided, however, that where a consent under the subordinated indenture requires the consent of all holders of the subordinated debentures affected, the property trustee may only give that consent at the direction of all holders of the preferred securities. If the property trustee fails to enforce its rights under the subordinated debentures, to the fullest extent permitted by law, a holder of preferred securities may, after written request to the property trustee to enforce those rights, institute a legal proceeding directly against us to enforce those rights without first instituting any legal proceeding against the property trustee or any other person or entity. The property trustee will notify all holders of the preferred securities of any notice of default received from the subordinated indenture trustee with respect to the subordinated debentures. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the property trustee will not take any of the actions described in the three bullet points above unless it has received an opinion from nationally recognized independent counsel experienced in these matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of that action. (Section 6.01(b)).

         Holders of preferred securities are not required to vote or consent to the Trust's redemption or cancellation of any preferred securities in accordance with the trust agreement.

         For the purposes of voting or consenting by holders of preferred securities, any of the preferred securities that are owned by us, the Cleveland Electric trustees or any affiliate of ours or of any Cleveland Electric trustee, generally will be treated as if not outstanding.

         The procedures by which holders of preferred securities may exercise their voting rights are described below. See "Book Entry Securities" below.

         Except in connection with the appointment of a special administrative trustee as described above or during a trust agreement event of default, holders of the preferred securities will have no rights to appoint or remove the Cleveland Electric trustees. As the indirect or direct holder of all of the Trust's common securities, only we may appoint, remove or replace a Cleveland Electric trustee.

         CO-PROPERTY TRUSTEES AND SEPARATE PROPERTY TRUSTEE

         In general, unless a continuing trust agreement event of default exists, the holder of the common securities and the administrative trustees may appoint, and upon the written request of the administrative trustees, we, as depositor of the Trust, will join with the administrative trustees in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more persons approved by the property trustee either to act as co-property trustee, jointly with the property trustee, of all or any part of the trust property, or to act as separate property trustee of any that property, in either case with the powers as may be provided in the instrument of appointment, and to vest in that person or those persons in that capacity, any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. If we do not join in the appointment within 15 days after our receipt of a request to do so, or if a continuing subordinated indenture event of default exists, the administrative trustees alone will have power to make that appointment. (Section 8.09).

         PAYMENT AND PAYING AGENT

         Payments of preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates or, if the preferred securities are not held by DTC, these payments will be made by check mailed to the address of the registered holder. The paying agent will initially be The Bank of New York. The paying agent may resign upon 30 days' written notice to the administrative trustees, the property trustee and us as depositor. In the event that The Bank of New York chooses to no longer be the paying agent, the administrative trustees will appoint a successor to act as paying agent, which will be a bank or trust company acceptable to the property trustee and the depositor. (Sections 4.04 and 5.09).

         REGISTRAR AND TRANSFER AGENT

         The Bank of New York will act as registrar and transfer agent for the preferred securities.

         Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but upon payment for any tax or other governmental charges which may be imposed in relation to it.

         The Trust will not be required to register or cause to be registered any transfer of preferred securities after they have been called for redemption or during a period of 15 days immediately preceding the date on which notice identifying the serial numbers for the preferred securities called for redemption is mailed.

         CONCERNING THE PROPERTY TRUSTEE

         We and certain of our subsidiaries maintain deposit accounts and conduct other banking transactions with the property trustee in the ordinary course of their businesses. The property trustee also acts as trustee under certain indentures relating to borrowings by or for the benefit of the lessors to finance their acquisition of our interest in the Perry Nuclear Power Plant and Beaver Valley Power Station in connection with the sale and leaseback of certain undivided interests in those plants. Under the sale/leaseback documents, we are ultimately responsible for the payment of this indebtedness.

         MISCELLANEOUS

         We have been approved to list the preferred securities on the New York Stock Exchange, subject to official notice of issuance.

         The administrative trustees are authorized and directed to conduct the affairs of the Trust and to operate the Trust so that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or taxed as a corporation for United States federal income tax purposes and so that the subordinated debentures will be treated as our indebtedness for United States federal income tax purposes. In this case, we as the depositor and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine in our discretion to be necessary or desirable for those purposes, as long as that action does not adversely affect the interests of the holders of the preferred securities.

         Holders of the preferred securities have no preemptive or similar rights.


                          DESCRIPTION OF THE GUARANTEE

         Selected provisions of the guarantee that we will execute and deliver to the guarantee trustee for the benefit of holders of preferred securities are summarized below. This summary is not complete. A form of the guarantee was filed with the Commission as an exhibit to the registration statement that contains this prospectus. You should read that document for a better understanding of all of the provisions of the guarantee that may be important to you. Since the guarantee will be qualified under the Trust Indenture Act, you should also refer to the Trust Indenture Act of 1939 for more information. Wherever particular sections or defined terms of the guarantee are referred to in this description, those sections or defined terms are incorporated in this prospectus by reference.

         GENERAL

         We will fully and unconditionally agree, to the extent described herein, to pay the guarantee payments described below in full to the holders of preferred securities as and when due. We must make these payments regardless of any defense, right of set-off or counterclaim available to or asserted by the Trust. We will make the following guarantee payments with respect to the preferred securities to the extent not paid by or on behalf of the Trust:

          - any accumulated and unpaid distributions required to be paid on the preferred securities, to the extent we have made a required payment of interest or principal on the subordinated debentures;

          - the redemption price on any preferred securities called for redemption by the Trust, including all accumulated and unpaid distributions to the date of redemption, to the extent we have made a required payment of interest or principal on the subordinated debentures; and

          - upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of the subordinated debentures to the holders of the preferred securities or a redemption of all of the preferred securities upon the maturity or redemption of the subordinated debentures), the lesser of:

               - the aggregate of the liquidation amount and all accumulated and unpaid distributions on the preferred securities to the date of payment, to the extent the Trust has funds available therefor, and

               - the amount of assets of the Trust remaining available for distribution to holders of preferred securities in liquidation of the Trust.

         Our obligation to make a guarantee payment may be satisfied by our direct payment of the required amounts to the holders of preferred securities or by causing the Trust to pay those amounts to those holders.

         The guarantee will be a full and unconditional guarantee of the preferred securities issued by the Trust from the time of issuance of the preferred securities, but will not apply to any payment of distributions or redemption price due to the extent that the Trust lacks funds legally available therefor as a result of our failure to make required payments of interest, redemption price or principal on the subordinated debentures. If we do not make interest or redemption price payments on the subordinated debentures, the Trust will not have funds legally available for, and will not pay, distributions or redemption price on the preferred securities. The guarantee will rank subordinate and junior in right of payment to all our outstanding liabilities, except those made of equal rank by their terms. See "-- Status of the Guarantee."

         AMENDMENTS AND ASSIGNMENT

         The terms of the guarantee may be changed only with the prior approval of the holders of not less than 66-2/3% in liquidation amount of the outstanding preferred securities, except that any changes that do not adversely affect in any material respect the rights of holders of preferred securities may be made with no vote required. All of our successors, assigns, receivers, trustees and representatives will be bound by all guarantees and agreements of the guarantee, and those guarantees and agreements will inure to the benefit of the holders of the outstanding preferred securities.

         EVENTS OF DEFAULT

         An event of default under the guarantee will occur if we fail to perform any of our payment obligations under the guarantee. The holders of a majority in liquidation amount of the preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to, or the exercise of any trust or power conferred upon, the guarantee trustee under the guarantee.

         If an event of default under the guarantee has occurred and is continuing, the guarantee trustee will enforce the guarantee for the benefit of the holders of the preferred securities. If the guarantee trustee fails to enforce the guarantee, any holder of preferred securities may institute a legal proceeding directly against us to enforce the guarantee trustee's rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

         The guarantee requires us to annually provide the guarantee trustee with:

          - a report as to our performance of our guarantee obligations and as to any default in that performance and

          - an officer's certificate as to our compliance with all conditions under the guarantee.

         INFORMATION CONCERNING THE GUARANTEE TRUSTEE

         The guarantee trustee will perform only the duties specifically set forth in the guarantee unless we are in default under the guarantee. In case of an uncured event of default under the guarantee, the guarantee trustee must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is not obligated to exercise any of its powers under the guarantee at the request of any holder of preferred securities unless it is offered reasonable indemnity against costs, expenses and liabilities that might be incurred by the exercise of those powers.

         TERMINATION OF THE GUARANTEE

         The guarantee will terminate and be of no further force and effect upon:

          - full payment of the applicable redemption price of the preferred securities,

          - the distribution of subordinated debentures to holders of preferred securities in exchange for all of the preferred securities, or

          - upon full payment of the amounts payable upon liquidation of the Trust.

         The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of preferred securities must restore payment of any sums paid under the preferred securities or the guarantee.

         STATUS OF THE GUARANTEE

         Our guarantee will constitute an unsecured obligation of ours and, except with respect to compensation or reimbursement payments to the guarantee trustee, will rank

          - subordinate and junior in right of payment to all our liabilities, except liabilities that may be made pari passu by their terms,

          - pari passu with the most senior preferred or preference stock issued or to be issued by us and with any guarantee now or hereafter entered into by us in respect of any preferred or preference stock of any of our affiliates, and

          -    senior to our common stock.

         The trust agreement provides that each holder of preferred securities by acceptance of the preferred securities agrees to the subordination provisions and other terms of the guarantee.

         The guarantee will constitute a guarantee of payment and not of collection. Accordingly, the guaranteed party may institute a legal proceeding directly against us as the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         GOVERNING LAW.

         The guarantee will be governed by and construed in accordance with the laws of the State of New York.


                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         The Trust will use the proceeds of the issuance and sale of its trust securities to invest in our subordinated debentures. Selected provisions of the subordinated debentures and the subordinated indenture between us and The Bank of New York, as subordinated debenture trustee, are summarized below. This summary is not complete. We filed forms of the subordinated debentures and subordinated indenture with the Commission as exhibits to the registration statement that contains this prospectus. You should read those documents for a better understanding of all of their provisions that may be important to you. Since the subordinated indenture will be qualified under the Trust Indenture Act of 1939, you should also refer to the Trust Indenture Act for more information. Wherever particular sections or defined terms of the subordinated debentures or the subordinated indenture are referred to in this prospectus, those sections or defined terms are incorporated in this prospectus by reference.

         If the Trust is dissolved, subordinated debentures may be distributed to the holders of the trust securities in liquidation of the Trust. See "Description of the Preferred Securities --Distribution of the Subordinated Debentures."

         If the subordinated debentures are distributed to the holders of the preferred securities, we will use our best efforts to cause those subordinated debentures to be listed on the New York Stock Exchange or on any other exchange on which the preferred securities are then listed.

         GENERAL

         The subordinated debentures will be limited in aggregate principal amount to $103,093,000, approximately the sum of the aggregate stated liquidation preference of the preferred securities and the consideration paid by us for the related common securities. The subordinated debentures will be our unsecured, subordinated obligations and will rank junior to all of our senior indebtedness, as described below. The subordinated debentures will not be subject to a sinking fund.

         The entire outstanding principal amount of the subordinated debentures will become due and payable, together with any accrued and unpaid interest and including any additional interest as described below, on December 15, 2031. That date may be extended to a date no later than December 15, 2050 if we elect to extend the scheduled maturity date of those subordinated debentures and if we satisfy specified conditions. See "-- Option to Extend Maturity Date."

         OPTIONAL REDEMPTION

         On or after December 19, 2006, we will have the right, at any time and from time to time, to redeem the subordinated debentures, in whole or in part, at a redemption price equal to 100% of the principal amount of the subordinated debentures being redeemed, together with any accrued but unpaid interest to the redemption date, including any additional interest described below.

         In general, we may redeem the subordinated debentures, in whole but not in part, within 90 days after a Tax Event or Investment Company Event occurs at a redemption price of 100% of their principal amount, together with any accrued but unpaid interest, including any additional interest, to the redemption date. See "Description of the Preferred Securities -- Special Event Redemption."

         As long as the Trust holds all of the outstanding subordinated debentures relating to the trust securities, it must use the proceeds of the redemption of those subordinated debentures to redeem the preferred securities in accordance with their terms. We cannot redeem any subordinated debentures unless all accrued and unpaid interest, including any additional interest, has been paid in full on all outstanding subordinated debentures for all quarterly interest periods ending on or before the redemption date.

         We must give at least 30 but not more than 60 days' notice of any optional redemption of subordinated debentures to holders of those subordinated debentures.

         INTEREST

         The subordinated debentures will bear interest at the rate of 9% per annum. Interest is payable every quarter in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2002. Interest will be paid to the person in whose name a subordinated debenture is registered, subject to certain exceptions, at the close of business on the business day next preceding the interest payment date. Interest will accrue quarterly, to the extent permitted by applicable law, at the rate of 9% per annum on any interest installment in arrears for more than one quarter and on any interest on overdue interest.

         We anticipate that the Trust will be the sole holder of the subordinated debentures unless the Trust is liquidated.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then we will pay the interest payable on that date on the next succeeding day which is a business day, without any interest or other payment for any delay. If that business day falls in the next succeeding calendar year, however, the payment will be made on the immediately preceding business day. In each case, the payment will be made with the same force and effect as if made on the date the payment was originally payable.

         OPTION TO EXTEND MATURITY DATE

         The stated maturity of the subordinated debentures is December 15, 2031. However, before the stated maturity of the subordinated debentures, we may extend that maturity date no more than one time for up to an additional 19 years from the original stated maturity; so long as:

          -    we are not in bankruptcy or otherwise insolvent,

          -    we are not in default on the subordinated debentures,

          - we have made timely payments on the subordinated debentures for the immediately preceding six quarters without deferrals,

          - the Trust is not in arrears on payments of distributions on the preferred securities, and

          - the subordinated debentures are rated Ba1 or higher by Standard & Poor's Rating Group, BB+ or higher by Moody's Investors Service, Inc. or the equivalent for any other nationally recognized statistical rating organization.

Pursuant to the trust agreement, the administrative trustees are required to give notice of our election to extend the stated maturity to the holders of the preferred securities.

         OPTION TO EXTEND INTEREST PAYMENT PERIOD

         We will have the right at any time during the term of the subordinated debentures to extend the interest payment period, from time to time, for an extension period of up to 20 consecutive quarters, during which interest will accrue but not be paid. Interest will accrue quarterly on accrued but unpaid interest during any extension period. At the end of the extension period, we must pay all interest then accrued and unpaid--including interest accrued on unpaid interest as described above at the rate specified for the subordinated debentures to the extent permitted by applicable law. During any extension period, we may not:

          - declare or pay any dividends on, or make a distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than a dividend in stock of the same class as the stock on which it is paid, or

          - make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any of our debt securities issued by us that rank equally with or junior to the subordinated debentures, or

          - make any guarantee payments with respect to any items described in the two preceding bullet points, other than payments under the guarantee.

         Before an extension period ends, we may further extend the interest payment period, so long as the extension period together with all previous and further extensions will not:

          -    exceed 20 consecutive quarters at any one time, or

          -    extend beyond the maturity date of the subordinated debentures.

Once an extension period has ended and all amounts then due have been paid, we may start a new extension period, subject to the above requirements. No interest will be due and payable during an extension period, except at the end of the period. So long as the property trustee is the sole holder of the subordinated debentures, we must give the property trustee, the administrative trustees and the subordinated debenture trustee notice of our selection of the extension period at least one business day prior to the earlier of:

          - the date the distributions on the preferred securities are payable, or

          - the date the administrative trustees are required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the preferred securities of the record date for the payment of these distributions or the date the distributions are payable, but in any event not less than one business day prior to that record date.

         Pursuant to the Trust Agreement, the administrative trustees must notify the holders of the preferred securities of our selection of an extension period.

         ADDITIONAL INTEREST

         If the Trust is ever required to pay any taxes, duties, assessments or governmental charges of whatever nature -- other than withholding taxes -- imposed by the United States or any other taxing authority, then, in any case, we will also pay as "additional interest" the amount required so that the net amounts received and retained by the Trust after paying those taxes, duties, assessments or governmental charges will be not less than the amounts the Trust would have received had no taxes, duties, assessments or governmental charges been imposed.

         SET-OFF

         Notwithstanding anything to the contrary in the subordinated debenture indenture, we may set-off any payment we are otherwise required to make on the subordinated debentures to the extent we have already made, or are concurrently on the date of payment making, a payment under the guarantee.

         SUBORDINATION

         Our subordinated debentures will be subordinate and junior in right of payment to all our senior indebtedness, as defined below. The subordinated debentures rank equally with our obligations to trade creditors. No payment of principal of -- including redemption -- or interest on the subordinated debentures may be made if:

          - we have defaulted on any payment of senior indebtedness when due, any applicable grace period with respect to that default has ended and the default has not been cured or waived, or

          - if the maturity of any senior indebtedness has been accelerated because of a default.

(Section 11.02). If we are voluntarily or involuntarily dissolved, wound-up, liquidated or reorganized and our assets are distributed to creditors, whether in bankruptcy, insolvency, receivership or other proceedings, all principal of and interest due or to become due on, all senior indebtedness must be paid in full before the holders of the subordinated debentures are entitled to receive or retain any payment thereon. (Section 11.03). Subject to the prior payment of all senior indebtedness, the rights of the holders of the subordinated debentures will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions applicable to senior indebtedness until all amounts owing on the subordinated debentures are paid in full. (Section 11.04).

         Under the subordinated indenture, "senior indebtedness" means generally the principal of, premium, if any, interest on and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the subordinated indenture or incurred, created or assumed later:

          - all our indebtedness on a consolidated basis -- other than any obligations to trade creditors -- evidenced by notes, debentures, bonds, other securities or other instruments issued by us for money borrowed and capitalized lease obligations;

          - all indebtedness of others of the kinds described in the first bullet point above assumed by or guaranteed in any manner by us or in effect guaranteed by us; and

          - all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding first or second bullet point above, unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that the indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with the subordinated debentures. (Section 1.01).

         The subordinated indenture does not limit the aggregate amount of senior indebtedness that we may issue. As of September 30, 2001, we had approximately $2.5 billion of principal amount of indebtedness for borrowed money constituting senior indebtedness on a consolidated basis.

         CERTAIN COVENANTS OF THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

         We will covenant that we will not declare or pay any dividends or distributions -- other than dividends or distributions payable in our common stock -- on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, or make any guarantee payments with respect to the foregoing, other than payments under the guarantee, if at the time:

          - any event of which we have actual knowledge has occurred that with the giving of notice or the lapse of time, or both, would constitute an event of default under the subordinated indenture, and that we have not taken reasonable steps to cure,

          - we will be in default in our payment of any obligations under the guarantee, or

          - we will have given notice of our selection of an extension period as provided in the subordinated indenture and that extension period, or any extension of that extension period, will be continuing. (Section 10.05).

         We will also covenant:

          - to maintain 100% ownership of the common securities of the Trust, provided, however, that any permitted successor of us under the subordinated indenture may succeed to our ownership of those common securities, and

          - to use our reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the Trust to remain a business trust and otherwise not to be classified as a corporation for United States federal income tax purposes. (Section 10.05).

         EVENTS OF DEFAULT

         Each of the following events constitutes an event of default with respect to the subordinated debentures:

          - failure for 30 days to pay interest on the subordinated debentures when due, including any additional interest, subject to the deferral of any due date in the case of an extension period; or

          - failure to pay principal on the subordinated debentures when due whether at maturity, upon redemption by declaration or otherwise; provided, however, that an extension of the maturity of the subordinated debentures in accordance with the terms of the subordinated indenture and the subordinated debentures shall not constitute an event of default; or

          - failure to observe or perform in any material respect any other covenant contained in the subordinated indenture for 90 days after written notice to us from the subordinated debenture trustee or to us and the subordinated debenture trustee from the holders of at least 25% in principal amount of the outstanding subordinated debentures; or

          - certain events in bankruptcy, insolvency or reorganization. (Section 5.01).

         The holders of a majority in outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated debenture trustee. (Section 5.12). The subordinated debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the subordinated debentures may declare the principal of and interest on the subordinated debentures due and payable immediately upon a subordinated indenture event of default, and should the subordinated debenture trustee or those holders of subordinated debentures fail to make that declaration the holders of at least 25% in aggregate liquidation preference of preferred securities then outstanding will have that right. The holders of a majority in aggregate outstanding principal amount of the subordinated debentures may annul the declaration if all defaults have been cured or waived and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, as well as all sums paid or advanced by the subordinated debenture trustee and its compensation, expenses and advances, have been deposited with the subordinated debenture trustee. (Section 5.02).

         The holders of a majority in outstanding principal amount of the subordinated debentures affected may, on behalf of the holders of all the subordinated debentures, waive any past default, except a default in the payment of principal or interest (unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the subordinated debenture trustee) or a default in respect of a covenant or provision which under the subordinated indenture cannot be modified or amended without the consent of the holder of each outstanding subordinated debenture. (Section 5.13). We must file annually with the subordinated debenture trustee a certificate as to our compliance with all the material terms, provisions and conditions applicable to us under the subordinated indenture. (Section 10.04).

         In case any subordinated indenture event of default occurs and is continuing, the property trustee will have the right to declare the principal of and the interest, including any additional interest, on the subordinated debentures and any other amounts payable under the subordinated indenture to be due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         A voluntary or involuntary dissolution of the Trust prior to redemption or maturity of the subordinated debentures would not constitute a subordinated indenture event of default. If the Trust is dissolved, an event both we and the Trust consider remote, any of the following, among other things, could occur:

          - a distribution of the subordinated debentures to the holders of the preferred securities,

          - a cash distribution to the holders of the preferred securities out of the sale of the Trust's assets, after satisfaction of liabilities to creditors,

          - a permitted redemption at par of the subordinated debentures, and a consequent redemption of a like amount of the preferred securities, at our option of under the circumstances described in "-- Optional Redemption," or

          - the rollover of the Trust's property into another entity with similar characteristics.

         FORM, EXCHANGE AND TRANSFER

         The subordinated debentures will be issuable only in registered form, without coupons and only in denominations of $25 and multiples of $25. (Section 3.02).

         Subject to the terms of the subordinated indenture, subordinated debentures may be presented for registration of transfer or exchange -- duly endorsed or accompanied by satisfactory instruments of transfer or exchange -- at the office of the registrar for the subordinated debentures or at the office of any transfer agent designated by us for that purpose. No service charge will be made for any registration of transfer or exchange of subordinated debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith except with respect to certain exchanges not involving any transfer. The transfer or exchange will be effected upon the registrar or the transfer agent, as the case may be, being satisfied with the documents of transfer, title and identity of the person making the request. We have appointed the subordinated debenture trustee as the registrar for the subordinated debentures. (Section 3.05).

         We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. (Section 10.02).

         We will not be required to:

          - issue, register the transfer of or exchange of any subordinated debentures during the 15 days before the day notice of redemption identifying those subordinated debentures being called for redemption is mailed or

          - issue, register the transfer or exchange any subordinated debentures selected for redemption in whole or in part, except the unredeemed portion of any subordinated debentures being redeemed in part. (Section 3.05).

         PAYMENT AND PAYING AGENTS

         We will pay interest on a subordinated debenture on any interest payment date to the person in whose name the subordinated debenture, or one or more predecessor securities, is registered at the close of business on the regular record date for that interest payment date. (Section 3.07).

         Principal of and any interest on the subordinated debentures will be payable at the office of the paying agent or agents designated by us for this purpose from time to time. We may at our option, however, pay interest by check mailed to the address of the person entitled to that interest as that address appears in the security register or by wire transfer. The subordinated debenture trustee is The Bank of New York and we have designated The Bank of New York as our initial paying agent and The Bank of New York's corporate trust office in The City of New York as our sole paying agency for payments on the subordinated debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. (Section 10.02).

         MODIFICATION OF THE SUBORDINATED INDENTURE

         The subordinated indenture contains provisions permitting us and the subordinated debenture trustee, with the consent of the holders of not less than 66-2/3% of the principal amount of the outstanding subordinated debentures, to modify the subordinated indenture in a manner affecting the rights of the holders of the subordinated debentures. However, no modification may, without the consent of the holder of each outstanding subordinated debenture:

          - change the fixed maturity of the subordinated debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or change the place of payment where or the currency in which the subordinated debentures or their interest are payable, or impair the right to institute a suit for enforcement on or after maturity or redemption, or modify the subordination provisions in the subordinated indenture in a manner adverse to the holders of the subordinated debentures, or

          - reduce the percentage of principal amount of subordinated debentures, the holders of which are required to consent to any modification of the subordinated indenture, or

          - modify certain provisions of the subordinated indenture relating to the waiver of our past defaults or our compliance with our covenants in the subordinated indenture.

Under the subordinated indenture, the consent of the holders of the preferred securities is also required for some amendments to or the termination of the subordinated indenture and in respect of our compliance with certain covenants in the subordinated indenture. (Section 9.02).

         CONSOLIDATION, MERGER AND SALE

         We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, and may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, us unless:

          -    the successor person, if any:

               - is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, and

               - assumes our obligations on the subordinated debentures and under the subordinated indenture,

          - immediately after giving effect to the transaction, and treating any indebtedness which as a result of the transaction becomes our obligation or the obligation of any of our subsidiaries as having been incurred at the time of the transaction, no subordinated indenture event of default, and no event which, after notice or lapse of time or both, would become a subordinated indenture event of default, will have occurred and be continuing,

          - the consolidation or merger or conveyance, transfer or lease of our properties or our assets is permitted under, and does not give rise to any breach or violation of, the trust agreement or the guarantee, and

          -    other conditions are met. (Section 8.01).

         SATISFACTION AND DISCHARGE

         Under the terms of the subordinated indenture, we will be discharged from our obligations under the subordinated debentures if we deposit with the subordinated debenture trustee, in trust, moneys in an amount sufficient to pay all the principal of, and interest on, the subordinated debentures on the dates those payments are due in accordance with the terms of those subordinated debentures, provided that those subordinated debentures have become due and payable, or will become due and payable within one year whether at maturity or through redemption. Even if we make the deposit as described in the preceding sentence, however, our obligations to register the transfer or exchange of subordinated debentures, replace stolen, lost or mutilated subordinated debentures and hold moneys for payment in trust will not be discharged. (Section 4.01).

         GOVERNING LAW

         The subordinated indenture and the subordinated debentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12).


                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

         As long as payments of interest and other payments are made when due on the subordinated debentures, those payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

          - the aggregate principal amount of subordinated debentures will be equal to the sum of the aggregate stated liquidation preference of the preferred securities and the common securities;

          - the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

          - the trust agreement obligates us, and not the Trust, to pay for any, costs, expenses and liabilities of the Trust, including any income taxes, duties and other governmental charges, and related costs and expenses, to which the Trust may become subject, except for United States withholding taxes and the Trust's obligations to holders of preferred securities under the preferred securities; and

          - the trust agreement further provides that the Cleveland Electric trustees will not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the limited purposes of the Trust.

         We are guaranteeing the payment of distributions and other amounts due on the preferred securities to the extent the Trust has funds available for the payment of those distributions as and to the extent set forth under "Description of the Guarantee." If and to the extent that we do not make payments on the subordinated debentures, the Trust will not pay distributions or other amounts due on the preferred securities.

         If the guarantee trustee fails to enforce the guarantee, a holder of a preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the Trust or any other person or entity.

         The preferred securities evidence the rights of the holders of the preferred securities to the benefits of the Trust, which exists for the sole purpose of issuing its trust securities and investing the proceeds in our debt securities, while the subordinated debentures represent our indebtedness. A principal difference between the rights of a holder of a preferred security and a holder of a subordinated debenture is that a holder of a subordinated debenture will accrue, and is entitled to receive, subject to permissible extensions interest periods, interest on the principal amount of subordinated debentures held, while a holder of preferred securities is only entitled to receive distributions if and to the extent the Trust has funds legally available for the payment of those distributions.

         Upon any voluntary or involuntary dissolution, winding-up or termination of the Trust, the holders of preferred securities will be entitled to receive in cash, out of assets legally available for distribution to holders, the liquidation distribution described under "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution." Upon our voluntary or involuntary liquidation or bankruptcy, the Trust, as holder of the subordinated debentures, would be a subordinated creditor of ours, subordinated in right of payment to all senior indebtedness, but entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the Trust (other than United States withholding taxes and other than the Trust's obligations to holders of preferred securities under the preferred securities), the positions of a holder of preferred securities and a holder of subordinated debentures relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy would be substantially the same.

         A default or event of default under any senior indebtedness would not constitute a default or subordinated indenture event of default. In the event of payment defaults under, or acceleration of, senior indebtedness, the subordination provisions of the subordinated debentures provide that no payments may be made on the subordinated debentures until that senior indebtedness has been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute a subordinated indenture event of default.

                              BOOK-ENTRY SECURITIES

         The preferred securities will trade through DTC. The preferred securities will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee.

         DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC facilitates settlement of securities transactions among its participants, through electronic computerized book-entry changes in the participants' accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the Commission.

         Purchases of preferred securities within the DTC system must be made through participants, which will receive a credit for the preferred securities on DTC's records. The beneficial ownership interest of each purchaser will be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased preferred securities. Beneficial owners will not receive certificates for their preferred securities, unless use of the book-entry system for the preferred securities is discontinued.

         To facilitate subsequent transfers, all the preferred securities deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of preferred securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the preferred securities. DTC's records reflect only the identity of the participants to whose accounts those preferred securities are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to participants, and by participants to indirect participants and beneficial owners, will be governed by arrangements among them.

         Redemption notices will be sent to Cede & Co. If less than all of the preferred securities are being redeemed, DTC's practice is to determine by lot the liquidation amount of each participant to be redeemed.

         Although voting with respect to the preferred securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the preferred securities are credited on the record date. We and the Trust believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a beneficial interest in the Trust.

         Distribution payments on the preferred securities will be made to DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not DTC, the Trust or us. Payment of distributions to DTC is the responsibility of the Trust. Disbursement of those payments to participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of participants.

         Except as provided in this prospectus, a beneficial owner will not be entitled to receive physical delivery of preferred securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the preferred securities.

         DTC may discontinue providing its services as securities depositary with respect to the preferred securities at any time by giving reasonable notice to the Trust. In the event no successor securities depositary is obtained, preferred securities certificates will be printed and delivered. If the administrative trustees and we decide to discontinue use of the DTC system of book-entry transfers, certificates for the preferred securities will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for its accuracy. Neither we nor the Trust has any responsibility for the performance by DTC or its participants of their respective obligations as described above or under the rules and procedures governing their respective operations.


                             UNITED STATES TAXATION

         The following summary describes certain United States federal income tax consequences of the purchase, ownership and disposition of preferred securities as of the date of this prospectus, and represents the opinion of Pillsbury Winthrop LLP, our special tax counsel, insofar as it relates to matters of law or legal conclusions. Except where noted, it deals only with preferred securities held as capital assets within the meaning of sec. 1221 of the Internal Revenue Code of 1986, as amended, and does not deal with special situations, like those of tax-exempt organizations, dealers in securities or currencies, banks, financial institutions, life insurance companies, real estate investment trusts, regulated investment companies, persons holding preferred securities as a part of a hedging or conversion transaction or a straddle, persons who mark to market securities, United States holders (as defined below) whose "functional currency" is not the United States dollar, or persons who are not United States holders. In addition, this discussion does not address any tax consequences to persons who purchase preferred securities other than pursuant to their initial issuance and distribution. It also does not include any description of any alternative minimum tax consequences or of the tax laws of any state, local or foreign jurisdiction. Furthermore, the discussion below is based upon the provisions of the

Internal Revenue Code and income tax regulations, administrative rulings and judicial decisions under the Internal Revenue Code as of the date of this prospectus, and those authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

         PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES, INCLUDING PERSONS WHO ARE NOT UNITED STATES HOLDERS AND PERSONS WHO PURCHASE PREFERRED SECURITIES IN THE SECONDARY MARKET, ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECTS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

         UNITED STATES HOLDERS

         As used in this prospectus, a "United States holder" means a beneficial owner of a preferred security that is, for United States federal income tax purposes:

          -    a citizen or resident of the United States,

          - a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof,

          - an estate the income of which is subject to United States federal income taxation regardless of its source, or

          - a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States persons have the authority to control all substantial decisions.

If a partnership holds preferred securities, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding preferred securities should consult their tax advisors.

         CLASSIFICATION OF THE TRUST

         Pillsbury Winthrop LLP, our special tax counsel, is of the opinion that, under current law and assuming full compliance with the terms of the subordinated indenture, the instruments establishing the Trust, and certain other documents, the Trust will be classified as a "grantor trust" for United States federal income tax purposes and will not be classified as an association taxable as a corporation. Accordingly, each United States holder will be treated as owning an undivided beneficial interest in the subordinated debentures. Investors should be aware that the opinion of Pillsbury Winthrop LLP is not binding on the Internal Revenue Service or the courts.

         CLASSIFICATION OF THE SUBORDINATED DEBENTURES

         Based on the advice of Pillsbury Winthrop LLP, we believe and intend to take the position that the subordinated debentures will constitute indebtedness for United States federal income tax purposes. No assurance can be given that this position will not be challenged by the Internal Revenue Service or, if challenged, that the challenge will not be successful. If the Internal Revenue Service successfully challenged the treatment of the subordinated debentures as indebtedness, the preferred securities would be subject to redemption at our option as described under the caption "Description of the Preferred Securities -- Special Event Redemption." By purchasing and accepting preferred securities, each United States holder covenants to treat the subordinated debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership in the subordinated debentures. The remainder of this discussion assumes that the subordinated debentures will be classified as indebtedness for United States federal income tax purposes.

         PAYMENTS OF INTEREST

         Except as set forth below, stated interest on the subordinated debentures will generally be taxable to a United States holder as ordinary income at the time it is paid or accrued in accordance with the United States holder's method of accounting for tax purposes. No portion of that income will be eligible for the dividends-received deduction.

         ORIGINAL ISSUE DISCOUNT

         Under the subordinated indenture, we have the right to extend the interest payment period on the subordinated debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each extension period, provided, however, that no extension period may extend beyond the stated maturity (as defined in the subordinated indenture) of the subordinated debentures.

         We believe that the likelihood of our extending the interest payment period on the subordinated debentures is "remote" within the meaning of applicable income tax regulations, in part because doing so would prevent us from making certain payments with respect to our capital stock and certain of our debt securities. See "Description of the Subordinated Debentures--Option to Extend Interest Payment Period." Consequently, we believe that the subordinated debentures will not be treated as having been issued with original issue discount for United States federal income tax purposes. It should be noted that the regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service. Accordingly, it is possible that the Internal Revenue Service could take a different position.

         If we exercised our right to extend an interest payment period, the subordinated debentures would at that time be treated as having been retired and reissued with original issue discount. As a result, United States holders would be required, for the remaining term of the subordinated debentures, to accrue interest income even if they used the cash method of accounting. Consequently, in the event that the payment of interest was deferred, a United States holder would be required to include original issue discount in income on an economic accrual basis, notwithstanding that we would not make any interest payments on the subordinated debentures during the extension period.

         RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE
TRUST

         As described under the caption "Description of the Preferred Securities -- Distribution of Subordinated Debentures," the subordinated debentures may be distributed to holders in exchange for the preferred securities in liquidation of the Trust. Under current law, for United States federal income tax purposes, that distribution would be treated as a non-taxable event to each United States holder, and each United States holder would receive an aggregate tax basis in the subordinated debentures equal to the holder's aggregate tax basis in its preferred securities. A United States holder's holding period for the subordinated debentures received in liquidation of the Trust would include the period during which the holder held the preferred securities. However, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of the subordinated debentures may be a taxable event to United States Holders. See "-- Sale of the Preferred Securities" below.

         Under certain circumstances, as described under the caption "Description of the Preferred Securities -- Special Event Redemption," the subordinated debentures may be redeemed for cash and the proceeds of the redemption distributed to holders of preferred securities in redemption of the preferred securities. Under current law, that redemption would, for United States federal income tax purposes, constitute a taxable disposition of the preferred securities, and a holder would recognize gain or loss as if the holder had sold the redeemed preferred securities. See "--Sale of the Preferred Securities" below.

         SALE OF THE PREFERRED SECURITIES

         Upon a sale, exchange, redemption or other taxable disposition of preferred securities, a United States holder will recognize gain or loss equal to the difference between the amount realized upon the disposition, excluding amounts attributable to accrued and unpaid interest, and the holder's adjusted tax basis in the preferred securities. A United States holder's adjusted tax basis in a preferred security generally will equal the issue price of the preferred security, increased by the amount of any original issue discount previously includible in the gross income of the holder and decreased by the amount of any subsequent payments received on the preferred security. The gain or loss will be capital gain or loss and will be long-term capital gain or loss, if at the time of the disposition, the preferred securities have been held for more than one year. Generally, for non-corporate United States holders, net long-term capital gains are subject to United States federal income tax at a maximum rate of 20%.

         The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying subordinated debentures. If you sell your preferred securities between record dates for payments of distributions, you will not receive subsequent distributions but will nevertheless be required to include in gross income for United States federal income tax purposes your ratable share of accrued and unpaid interest on the subordinated debentures through the date of the sale. To the extent the selling price is less than your adjusted tax basis in the preferred securities sold, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

         INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting will apply to distributions paid and original issue discount accrued on the preferred securities, and to the proceeds of a sale of preferred securities, except in the case of an exempt holder, such as a corporation. A 30.5% backup withholding tax (subject to phased-in rate reductions until the rate equals 28% for payments after 2005) will apply to such payments if a holder fails to provide a taxpayer identification number and to satisfy other requirements, unless the holder has provided a certificate of exempt status.


                                  UNDERWRITERS

         Under the terms and conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, First Union Securities, Inc., Salomon Smith Barney Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed to purchase, and the Trust has agreed to sell to them, the respective number of preferred securities indicated below:

                                                                  NUMBER OF
                                                                  PREFERRED
 NAME                                                             SECURITIES
 ----                                                             ----------

Morgan Stanley & Co. Incorporated ................................ 1,054,000
First Union Securities, Inc. ..................................... 1,053,000
Salomon Smith Barney Inc. ........................................ 1,053,000
U.S. Bancorp Piper Jaffray Inc. ..................................   300,000
A.G. Edwards & Sons, Inc. ........................................    20,000
Bear, Stearns & Co. Inc. .........................................    20,000
CIBC World Markets Corp. .........................................    20,000
Dain Rauscher Incorporated .......................................    20,000
Deutsche Banc Alex. Brown Inc. ...................................    20,000
Janney Montgomery Scott LLC ......................................    20,000
Legg Mason Wood Walker Incorporated ..............................    20,000
McDonald Investments Inc., a KeyCorp Company .....................    20,000
Prudential Securities Incorporated ...............................    20,000
Quick & Reilly, Inc. .............................................    20,000
Tucker Anthony Incorporated ......................................    20,000
Wells Fargo Van Kasper, LLC ......................................    20,000
ABN Amro Incorporated ............................................    10,000
Advest Inc. ......................................................    10,000
Robert W. Baird & Co. Incorporated ...............................    10,000
BB&T Capital Markets, a Division of Scott & Stringfellow .........    10,000
Comerica Securities ..............................................    10,000
Crowell, Weedon & Co. ............................................    10,000
Credit Suisse First Boston Corporation ...........................    10,000
Davenport & Company LLC ..........................................    10,000
D.A. Davidson & Co. ..............................................    10,000
Doley Securities Inc. ............................................    10,000
Fahnestock & Co., Inc. ...........................................    10,000
Gibraltar Securities Co. .........................................    10,000
Gruntal & Co., L.L.C .............................................    10,000
J.J.B. Hilliard, W.L. Lyons, Inc. ................................    10,000
J.P. Morgan Securities Inc. ......................................    10,000
C.L. King & Associates, Inc. .....................................    10,000
McGinn, Smith & Co., Inc. ........................................    10,000
Mesirow Financial, Inc. ..........................................    10,000
NatCity Investments, Inc. ........................................    10,000
Ormes Capital Markets Inc. .......................................    10,000
Parker/Hunter Incorporated .......................................    10,000
Pershing/a Division of Donaldson, Lufkin & Jenrette ..............    10,000
Pryor, McClendon, Counts & Co. ...................................    10,000
SBK-Brooks Investment Corp. ......................................    10,000
Muriel Siebert & Co., Inc. .......................................    10,000
Southwest Securities, Inc. .......................................    10,000
Stifel, Nicolaus & Company Incorporated ..........................    10,000
Utendahl Capital Partners L.P. ...................................    10,000
William Blair & Co. ..............................................    10,000
The Williams Capital Group, L.P. .................................    10,000
         Total ................................................... 4,000,000
                                                                   =========

         The underwriters are offering the preferred securities subject to their acceptance of the preferred securities from the Trust and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the preferred securities are conditioned on the delivery of legal opinions by their counsel. The underwriters are obligated to purchase all the preferred securities if any are purchased.

         The underwriters initially propose to offer part of the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the preferred securities to securities dealers at a price that represents a concession not in excess of $0.50 per preferred security. Any underwriter may allow, and dealers may reallow, a concession not in excess of $0.45 per preferred security to other underwriters or to securities dealers. After the initial offering of the preferred securities, the offering price and other selling terms may from time to time be changed by the representatives.

         Because the National Association of Securities Dealers, Inc. is expected to view the preferred securities as interests in a direct participation program, the offering of the preferred securities is being made in compliance with Rule 2810 of the National Association of Securities Dealers' Rules of Conduct.

         Because the proceeds of the sale of the preferred securities will be invested in the subordinated debentures, the underwriting agreement provides that the Company will pay as Underwriter's compensation to underwriters for their arranging the investment of the proceeds, $0.7875 per preferred security (or $3,150,000 in the aggregate) for the accounts of the several underwriters.

         We and the Trust have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we will not, during the period beginning on the date of the underwriting agreement and continuing to and including the closing under the underwriting agreement:

          - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any securities that are substantially similar to the preferred securities or securities convertible into or exercisable or exchangeable for such securities; or

          - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities,

whether any transaction described above is to be settled by securities, in cash or otherwise, except in this offering.

         Prior to this offering, there has been no public market for the preferred securities. The preferred securities will be listed on the New York Stock Exchange under the trading symbol "CVE PrU." In order to meet one of the requirements for listing the preferred securities on the New York Stock Exchange, the underwriters intend to sell preferred securities to a minimum of 400 beneficial holders in lots of 100 or more. Trading of the preferred securities on the New

York Stock Exchange is expected to begin within a 30-day period after the date of this prospectus. The representatives have advised the Trust that they presently intend to make a market in the preferred securities prior to the commencement of trading on the New York Stock Exchange. The representatives are not obligated to make a market in the preferred securities, however, and may cease market-making activities at any time. We cannot give any assurance as to the liquidity of any trading market for the preferred securities.

         We, the Trust and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         In order to facilitate the offering of the preferred securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the preferred securities. Specifically, the underwriters may over allot in connection with the offering, creating a short position in the preferred securities for their own account. In addition, to cover over allotments or to stabilize the price of the preferred securities, the underwriters may bid for, and purchase, preferred securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the preferred securities in the offering, if the syndicate repurchases previously distributed preferred securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the preferred securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

         From time to time, some of the underwriters and their affiliates have engaged in, and may in the future engage in commercial banking and investment banking transactions with us and our affiliates.

         It is expected that delivery of the preferred securities will be made on or about the date specified on the cover page of this prospectus, which will be the fifth business day following the date of this prospectus. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the preferred securities on the date of this prospectus or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of preferred securities who wish to trade the preferred securities on the date of this prospectus or the next succeeding business day should consult their own advisors.




                                 LEGAL OPINIONS

         Richards, Layton & Finger, P.A., special Delaware counsel to the Trust and us, will pass upon certain matters of Delaware law relating to the validity of the preferred securities, the validity of the trust agreement and the formation of the Trust. Gary D. Benz, Esq., Akron, Ohio, who is our Associate General Counsel, Pillsbury Winthrop LLP, One Battery Park Plaza, New York, N.Y. 10004-1490, our outside counsel, will render opinions to any underwriters or agents as to the legality of the guarantee and the subordinated debentures, and Calfee, Halter &

Griswold LLP, 800 Superior Avenue, 1400 McDonald Investment Center, Cleveland, Ohio 44114, counsel for the underwriters, will pass upon certain other legal matters for the underwriters. Calfee, Halter & Griswold LLP provides legal services to FirstEnergy Corp., our parent company, on a regular basis.

         As of December 1, 2001, Mr. Benz beneficially owned approximately 2,095 shares of FirstEnergy common stock and held options to purchase 26,000 additional shares of FirstEnergy common stock.



                                     EXPERTS

         The audited consolidated financial statements and related schedule incorporated by reference or included in our Annual Report on Form 10-K/A for the year ended December 31, 2000, which is incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated February 16, 2001 with respect thereto, and are included or incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         With respect to the unaudited interim consolidated financial information for the quarters ended March 31, June 30, and September 30, 2001 and March 31, June 30, and September 30, 2000, included or incorporated by reference in this prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for reviews of that information. However, their separate reports thereon state that they did not audit and they do not express opinions on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim consolidated financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

         The statements as to matters of law and legal conclusions included in our Annual Report on Form 10-K/A and Forms 10-Q for the quarters ended March 31, June 30, and September 30 2001 incorporated by reference in this prospectus, and those statements included in this prospectus, have been prepared under the supervision of, and reviewed by, Gary D. Benz, Esq., Akron, Ohio, who is our Associate General Counsel, and those statements have been incorporated by reference or included in this prospectus upon his authority as an expert.

                                                                      ANNEX A



                             THE CLEVELAND ELECTRIC
                              ILLUMINATING COMPANY

                       2000 ANNUAL REPORT TO STOCKHOLDERS





         The Cleveland Electric Illuminating Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.9 million.





CONTENTS                                                               PAGE
--------                                                               ----

SELECTED FINANCIAL DATA..............................................  A-2
MANAGEMENT'S DISCUSSION AND ANALYSIS ................................  A-3-9
CONSOLIDATED STATEMENTS OF INCOME....................................  A-10
CONSOLIDATED BALANCE SHEETS..........................................  A-11
CONSOLIDATED STATEMENTS OF CAPITALIZATION............................  A-12-13
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY...............  A-14
CONSOLIDATED STATEMENTS OF PREFERRED STOCK...........................  A-14
CONSOLIDATED STATEMENTS OF CASH FLOWS................................  A-15
CONSOLIDATED STATEMENTS OF TAXES.....................................  A-16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................  A-17-30
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.............................  A-31


                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                              SELECTED FINANCIAL DATA
                                                                                        NOV. 8-          JAN. 1 -
                                               2000          1999          1998      DEC. 31, 1997    NOV. 7, 1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   (DOLLARS IN THOUSANDS)

GENERAL FINANCIAL INFORMATION:



Operating Revenues .....................   $ 1,887,039    $ 1,864,954    $ 1,795,997    $   254,892    $ 1,537,459     $ 1,798,850
                                           ===========    ===========    ===========    ===========    ===========     ===========

Operating Income .......................   $   390,094    $   394,766    $   382,523    $    50,431    $   315,777     $   367,509
                                           ===========    ===========    ===========    ===========    ===========     ===========

Income Before Extraordinary Item .......   $   202,950    $   194,089    $   164,891    $    19,290    $    95,191     $   116,553
                                           ===========    ===========    ===========    ===========    ===========     ===========

Net Income (Loss) ......................   $   202,950    $   194,089    $   164,891    $    19,290    $  (229,247)    $   116,553
                                           ===========    ===========    ===========    ===========    ===========     ===========

Earnings (Loss) on Common Stock ........   $   182,107    $   160,565    $   140,097    $    19,290    $  (274,276)    $    77,810
                                           ===========    ===========    ===========    ===========    ===========     ===========

Total Assets ...........................   $ 5,964,631    $ 6,208,761    $ 6,318,183    $ 6,440,284                    $ 6,962,297
                                           ===========    ===========    ===========    ===========                    ===========
CAPITALIZATION:
Common Stockholder's Equity ............   $ 1,064,839    $   966,616    $ 1,008,238    $   950,904                    $ 1,044,283
Preferred Stock-
   Not subject to Mandatory
Redemption .............................       238,325        238,325        238,325        238,325                        238,325
   Subject to Mandatory
Redemption .............................        26,105        116,245        149,710        183,174                        186,118
Long-Term Debt .........................     2,634,692      2,682,795      2,888,202      3,189,590                      2,523,030
                                           -----------    -----------    -----------    -----------                    -----------
Total Capitalization ...................     3,963,961      4,003,982      4,284,475      4,561,993                    $ 3,991,756
                                           ===========    ===========    ===========    ===========                    ===========
CAPITALIZATION RATIOS:
Common Stockholder's Equity ............          26.9%          24.1%          23.5%          20.9%                          26.2%
Preferred Stock-
   Not Subject to Mandatory
   Redemption ..........................           6.0            6.0            5.6            5.2                            6.0
   Subject to Mandatory
   Redemption ..........................           0.6            2.9            3.5            4.0                            4.6
Long-Term Debt .........................          66.5           67.0           67.4           69.9                           63.2
                                           -----------    -----------    -----------    -----------                    -----------
Total Capitalization ...................         100.0%         100.0%         100.0%         100.0%                         100.0%
                                           ===========    ===========    ===========    ===========                    ===========
KILOWATT-HOUR SALES (MILLIONS)
Residential ............................         5,061          5,278          4,949            790          4,062           4,958
Commercial .............................         6,656          6,509          6,353            893          4,990           5,908
Industrial .............................         8,320          8,039          8,024          1,285          6,710           7,977
Other ..................................           167            166            165             89            476             522
                                           -----------    -----------    -----------    -----------    -----------     -----------
Total Retail ...........................        20,204         20,022         19,491          3,057         16,238          19,365
Total Wholesale ........................         4,632          2,607          1,275            575          2,408           2,155
                                           -----------    -----------    -----------    -----------    -----------     -----------
Total ..................................        24,836         22,629         20,766          3,632         18,646          21,520
                                           ===========    ===========    ===========    ===========    ===========     ===========
CUSTOMERS SERVED:
Residential ............................       667,115        667,954        668,470        671,265                        663,130
Commercial .............................        69,103         69,954         68,896         74,751                         70,886
Industrial .............................         4,851          5,090          5,336          6,515                          6,545
Other ..................................           307            223            221            278                            446
                                           -----------    -----------    -----------    -----------                    -----------
Total ..................................       741,376        743,221        742,923        752,809                        741,007
                                           ===========    ===========    ===========    ===========                    ===========
NUMBER OF EMPLOYEES (a) ................         1,046          1,694          1,798          3,162                          3,282


(a) Reduction in 2000 reflects transfer of responsibility for generation operations to FirstEnergy Corp.'s competitive services unit.

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                           MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION

         This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), and the availability and cost of capital.

Results of Operations

         Earnings on common stock increased 13% to $182.1 million in 2000 from $160.6 million in 1999. Results in 2000 were favorably affected by higher operating revenues and reduced depreciation and amortization, net interest charges and preferred stock dividend requirements. In 1999, earnings on common stock increased 15% to $160.6 million from $140 million in 1998 primarily due to higher operating revenues, the absence of unusually high purchased power costs experienced in 1998, reduced general taxes and lower net interest charges. Partially offsetting the improved earnings in both 2000 and 1999 were higher nuclear and other operating costs.

         Operating revenues increased by $22.1 million in 2000 following a $69.0 million increase in 1999. The sources of increases in operating revenues during 2000 and 1999, as compared to the prior year, are summarized in the following table.

         SOURCES OF REVENUE CHANGES                                             2000               1999
         ------------------------------------------------------------------------------------------------
             INCREASE (DECREASE)                                                  (IN MILLIONS)

          Increase in retail kilowatt-hour sales ...................           $  15.6          $  46.1
          Change in average retail price ...........................             (37.9)            (1.5)
          Increase in wholesale sales ..............................              56.1             15.2
          All other changes ........................................             (11.7)             9.2
          ----------------------------------------------------------------------------------------------
          Net Increase in Operating Revenues .......................           $  22.1          $  69.0
          ==============================================================================================


Electric Sales

         Additional kilowatt-hour sales to the wholesale market were the largest source of the increase in operating revenues in 2000, compared to the prior year, due in part to additional available generating capacity. Operating revenues from increased kilowatt-hour sales to retail customers were more than offset by a reduction in average retail unit prices in 2000, compared to 1999. While sales to commercial and industrial customers both increased in 2000, sales to residential customers decreased in part due to the cooler summer weather, as compared to the above normal temperatures experienced during 1999. Other electric revenues were also lower in 2000 as a result of the elimination of steam sales and the absence of joint ownership billings to

Duquesne Light Company (Duquesne) in 2000 resulting from the asset swap with Duquesne in early December 1999. The decline in other revenues was partially offset by additional transmission-related revenues in 2000, compared to the prior year.

         Operating revenues in 1999 increased from the preceding year as a result of kilowatt-hour sales growth in both the retail and wholesale markets. Strong consumer-driven economic growth, and to a lesser extent the weather, contributed to the increased retail sales. Weather-induced electricity demand in the wholesale market and additional available internal generation combined to more than double sales to wholesale customers in 1999, compared to 1998. Changes in kilowatt-hour sales by customer class in 2000 and 1999 are summarized in the following table:


              CHANGES IN KWH SALES                                               2000               1999
          ----------------------------------------------------------------------------------------------
                 INCREASE (DECREASE)

          Residential ...................................................        (4.1)%             6.6%
          Commercial ....................................................         2.3%              2.5%
          Industrial ....................................................         3.1%              0.6%
          ---------------------------------------------------------------------------------------------

          Total Retail ..................................................         0.9%              2.7%
          Wholesale .....................................................        77.6%            104.5%
          -----------------------------------------------------------------------------------------------

          Total Sales ...................................................         9.8%              9.0%
          ===============================================================      ======             =====

Operating Expenses and Taxes

         Total operating expenses and taxes increased $26.8 million in 2000 and $56.7 million in 1999, compared to the respective preceding year. Collectively, nuclear and other operating costs represented a majority of the increased costs in 2000 and all of the increase in 1999. General taxes were also higher in 2000.

         Fuel and purchased power costs increased a moderate $4.8 million in 2000, compared to 1999. The slightly higher costs resulted from a $44.8 million increase in purchased power costs which was significantly offset by a $40.0 million decrease in fuel expense. Most of the increase in purchased power costs occurred in the second quarter as generating unit refueling and maintenance outages reduced internal generation during that period. The reduction in fuel expense in 2000 from the preceding year occurred despite a 3.4% increase in internal generation. Factors contributing to the lower fuel expense included:

          - A higher proportion of nuclear generation (which has lower unit fuel costs than fossil fuel) due to increased nuclear ownership from the exchange of generating assets with Duquesne in December 1999;

          - The expiration of an above-market coal contract at the end of 1999; and

          - Continued improvement of coal-blending strategies, which resulted in the use of additional lower-cost coal and enhanced the efficiency and cost-competitiveness of our fossil generation.

         In 1999, lower purchased power costs accounted for almost all of the $26.5 million reduction in fuel and purchased power costs from the prior year. Much of the decrease in purchased power costs occurred in the second quarter of 1999 due to the absence of unusual conditions experienced in the summer of 1998. The higher purchased power costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at Beaver Valley Unit 2, the Davis-Besse Plant and Avon Lake Unit 9 required us to purchase significant amounts of power on the spot market during that period. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own internal generation.

         Nuclear operating costs increased $12.9 million in 2000, compared to 1999, primarily due to additional refueling outage costs associated with three unit outages in 2000 versus two during the previous year and increased ownership of the Perry Plant resulting from the Duquesne asset swap. Nuclear refueling outage costs at Beaver Valley Unit 2 and the Perry Plant were primarily responsible for the $40.8 million increase in 1999 nuclear operating costs from the preceding year. Other operating costs rose $6.7 million in 2000, compared to 1999, with most of the increase resulting from additional leased portable diesel generators, acquired as part of our summer supply strategy, and voluntary early retirement costs. Partially offsetting these higher costs were increased gains of $7.8 million realized from the sale of emission allowances in 2000. Other operating costs increased $32.5 million in 1999 from 1998 due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and other customer-related costs.

         Approval of our transition plan by the Public Utilities Commission of Ohio (PUCO) resulted in a net reduction of depreciation and amortization in 2000, compared to 1999. As part of the transition plan, generating plant assets were reviewed for possible impairment. Impaired nuclear plant investments were recognized as regulatory assets, for which recovery as transition costs began in January 2001. This reduction in plant investment resulted in a corresponding reduction to depreciation expense beginning in July 2000 and accounted for most of the $10.3 million reduction in depreciation and amortization in 2000 from the preceding year. Higher general taxes in 2000, compared to the prior year, resulted from favorable Ohio and Pennsylvania property tax settlements in 1999.

Net Interest Charges

         Net interest charges decreased by $10.1 million in 2000 and $19.6 million in 1999, compared to the prior year. We continue to redeem our outstanding debt, thus maintaining the downward trend in our financing costs during 2000. Net redemptions of long-term debt totaled $175 million in 2000.

Preferred Stock Dividend Requirements

         Preferred stock dividend requirements were $12.7 million lower in 2000, compared to the prior year, as a result of preferred stock maturities and the amortization of fair market value adjustments recognized under purchase accounting in 1997. In 1999, preferred stock dividend requirements were $8.7 million higher due to a reduction in 1998 resulting from the declaration of $9 million of preferred dividends as of the 1997 merger date, for dividends attributable to 1998.

EFFECTS OF SFAS 71 DISCONTINUATION AND IMPAIRMENT

         The application of the Statement of Financial Accounting Standards No.
(SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued for our nonnuclear generation business effective with approval by the PUCO of the Ohio transition plan. We continue to bill and collect cost-based rates for transmission and distribution services, which remain subject to cost-based regulation; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations. All generating plant investments were reviewed for impairment due to anticipated changes to our cash flows resulting from the transition plan. The June 30, 2000 balance sheet reflects the effect of that review with nuclear plant investment being further reduced by a total of $304 million with a corresponding recognition of regulatory assets for the impaired plant, which is recoverable through future regulatory cash flows.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

         On September 1, 2000, FirstEnergy Corp.'s electric utility operating companies transferred $1.2 billion of their transmission assets to American Transmission Systems, Inc. (ATSI), an affiliated company. ATSI represents a first step toward the goal of establishing a larger independent, regional transmission organization. As part of the transfer, we sold to ATSI $328.1 million of our transmission assets, net of $155.2 million of accumulated depreciation and $3.4 million of investment tax credits for $76.3 million in cash and $93.2 million in long-term notes.

         Through net debt redemptions and preferred stock sinking fund maturities, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2000. During 2000, we reduced our total debt by approximately $245 million. Our common stockholder's equity percentage of capitalization increased to 27% as of December 31, 2000 from 21% at the end of 1997. We have reduced the average capital cost of outstanding debt from 8.88% in 1995 to 8.07% in 2000. Net redemptions of long-term debt and preferred stock completed in 2000 are expected to generate annual savings of about $15 million. Also, approval by the PUCO of our transition plan on July 19, 2000 (see Outlook), was cited as an important reason that Moody's Investors Service and Fitch upgraded our debt ratings during the second half of 2000. The improved credit ratings should lower the cost of future borrowings. Our credit ratings remain under review for further possible upgrades by Moody's. The improved credit ratings are summarized in the following table:

          CREDIT RATINGS                             BEFORE UPGRADE                      AFTER UPGRADE
          ----------------------------------------------------------------------------------------------
                                                MOODY'S                         MOODY'S
                                               INVESTORS                        INVESTORS
                                                SERVICE        FITCH            SERVICE            FITCH
          -----------------------------------------------------------------------------------------------

          First mortgage bonds ............         Ba1             BB+             Baa3          BBB-
          Preferred Stock .................         b1              B               baa1          BB

         Our cash requirements in 2001 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $1.1 billion for the 2001-2005 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $137.0 million relates to 2001.

         We had about $3.2 million of cash and temporary investments and $28.6 million of short-term indebtedness to associated companies on December 31, 2000. Under our first mortgage indenture, as of December 31, 2000, we would have been permitted to issue up to $829 million of additional first mortgage bonds on the basis of property additions and retired bonds. We have no restrictions on the issuance of preferred stock.

         Our capital spending for the period 2001-2005 is expected to be about $455 million (excluding nuclear fuel), of which approximately $103 million applies to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $114 million, of which about $8 million relates to 2001. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $144 million and $32 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust cash receipts of approximately $74 million for the 2001-2005 period, of which approximately $22 million relates to 2001.

INTEREST RATE RISK

         Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2 our investment in the Shippingport Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1.

         The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.

COMPARISON OF CARRYING VALUE TO FAIR VALUE
-------------------------------------------------------------------------------------------------------------------------
                                                                                            THERE-                 FAIR
                                         2001      2002       2003       2004      2004      AFTER      TOTAL     VALUE
------------------------------------- --------- ---------- ---------- --------- ---------- --------- ---------- ---------
                                                                    (DOLLARS IN MILLIONS)

Investments other than Cash and
  Cash Equivalents:
Fixed Income.....................      $    16   $    38    $    48    $     1   $    21    $   525   $   649    $   656
  Average interest rate..........          7.8%      7.7%       7.6%       7.8%      7.9%       7.3%      7.4%
------------------------------------- --------- ---------- ---------- --------- ---------- --------- ---------- ---------
Liabilities
------------------------------------- --------- ---------- ---------- --------- ---------- --------- ---------- ---------
Long-term Debt:
Fixed rate.......................      $    57   $   228    $   115    $   280   $   300    $ 1,395   $ 2,375    $ 2,467
  Average interest rate..........          8.6%      7.7%       7.4%       7.7%      9.5%       7.4%      7.7%
Variable rate....................                                                           $   188   $   188    $   188
  Average interest rate..........                                                               4.6%      4.6%
Short-term Borrowings............      $    29                                                        $    29    $    29
  Average interest rate..........          6.4%                                                           6.4%
------------------------------------- --------- ---------- ---------- --------- ---------- --------- ---------- ---------
Preferred Stock..................      $    80   $    19    $     1    $     1   $     1    $     3   $   105    $   105
  Average dividend rate..........          8.9%      8.9%       7.4%       7.4%      7.4%       7.4%      8.8%
------------------------------------- --------- ---------- ---------- --------- ---------- --------- ---------- ---------

OUTLOOK

         On July 19, 2000, the PUCO approved FirstEnergy's plan for transition to customer choice in Ohio (see Note 1), filed on our behalf, as well as for our affiliated Ohio electric utility operating companies - OE and TE. As part of its authorization, the PUCO approved a settlement agreement between FirstEnergy and major groups representing most of FirstEnergy's Ohio customers regarding the transition to customer choice in selection of electricity suppliers. On January 1, 2001, electric choice became available to FirstEnergy's Ohio customers. Under the plan, we continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. However, our rates have been restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on market prices plus an incentive, and the customer receives a generation charge from the alternative supplier.

         The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). The transition costs will be paid by all customers regardless of whether or not they choose an alternative supplier. Under the plan, we assume the risk of not recovering up to $170 million of transition revenue if the rate of customers (excluding contracts and full-service accounts), switching their service from us has not reached an average of 20% over any consecutive twelve-month period by December 31, 2005 - the end of the market development period. We also committed under the transition agreement to make available 400 MW of our generating capacity to marketers, brokers and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through February 8, 2001, approximately 305 MW of the 400 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of February 8, 2001, we had been notified that about 51,000 of our customers requested generation services from other authorized suppliers, including FirstEnergy Services Corp. (FE Services), an affiliated company.

         Beginning in 2001, Ohio utilities that offer both competitive and regulated retail electric services must implement a corporate separation plan approved by the PUCO -- one which provides a clear separation between regulated and competitive operations. Since FirstEnergy's regionally-focused retail sales strategy envisions the continued operation of both regulated and competitive operations, its transition plan included details for its corporate separation. The approved plan is consistent with the way FirstEnergy managed its businesses in 2000, through a competitive services unit, a utility services unit and a corporate support services unit. FE Services provides competitive retail energy services while we continue to provide regulated transmission and distribution services. FirstEnergy Generation Corp. (FE Generation), an associated company, operates and leases fossil plants from us. We expect that the transfer of our fossil generating assets to FE Generation will be completed by the end of the market development period. All of our power supply requirements are provided by FE Services to satisfy our "provider of last resort" obligation under the FirstEnergy transition plan, as well as grandfathered wholesale contracts.

         We are in compliance with current sulfur dioxide and nitrogen oxides
(NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the EPA finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities (see Note 5). We continue to evaluate our compliance plans and other compliance options.

         In July 1997, the EPA changed the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which we operate affected facilities.

         Under federal environmental law and related federal and state waste regulations, certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash as a nonhazardous waste.

         In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

         We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have an accrued liability totaling $3.4 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs, and the financial ability of other PRPs to pay. We believe that waste disposal costs will not have a material adverse effect on our financial condition, cash flow or results of operation.

         On August 8, 2000, our parent company, FirstEnergy Corp., entered into an agreement to merge with GPU, Inc, a Pennsylvania corporation, headquartered in Morristown, New Jersey. The target date for completing the merger is by the end of the second quarter of 2001. We will continue to be a wholly owned subsidiary of FirstEnergy Corp.


                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                         CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                                    2000              1999              1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS)

OPERATING REVENUES ........................................   $ 1,887,089       $ 1,864,954       $ 1,795,997

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power ................................       414,127           409,282           435,752
  Nuclear operating costs .................................       151,571           138,686            97,914
  Other operating costs ...................................       374,818           368,103           335,621
                                                              -----------       -----------       -----------
     Total operation and maintenance expenses .............       940,516           916,071           869,287
  Provision for depreciation and amortization .............       220,915           231,225           234,348
  General taxes ...........................................       222,297           211,636           221,077
  Income taxes ............................................       113,217           111,256            88,762
                                                              -----------       -----------       -----------
     Total operating expenses and taxes ...................     1,496,945         1,470,188         1,413,474
                                                              -----------       -----------       -----------

OPERATING INCOME ..........................................       390,094           394,766           382,523

OTHER INCOME ..............................................        12,568             9,141            11,772
                                                              -----------       -----------       -----------

INCOME BEFORE NET INTEREST CHARGES ........................       402,662           403,907           394,295
                                                              -----------       -----------       -----------

NET INTEREST CHARGES:
  Interest on long-term debt ..............................       199,144           211,842           234,795
  Allowance for borrowed funds used during construction ...        (2,037)           (1,755)           (2,079)
  Other interest expense (credit) .........................         2,295              (269)           (3,312)
                                                              -----------       -----------       -----------
  Net interest charges ....................................       199,712           209,818           229,404
                                                              -----------       -----------       -----------

  NET INCOME ..............................................       202,950           194,089           164,891

  PREFERRED STOCK DIVIDEND REQUIREMENTS ...................        20,843            33,524            24,794
                                                              -----------       -----------       -----------

  EARNINGS ON COMMON STOCK ................................   $   182,107       $   160,565       $   140,097
                                                              ===========       ===========       ===========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                            CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                                                        2000               1999
--------------------------------------------------------------------------------- ----------------- ------------------
                                     ASSETS

UTILITY PLANT:
   In service..............................................................         $ 4,036,590       $ 4,479,098
   Less-Accumulated provision for depreciation.............................           1,624,672         1,498,798
                                                                                    -----------
                                                                                      2,411,918         2,980,300
                                                                                    -----------       -----------
   Construction work in progress-
      Electric plant.......................................................              66,904            55,002
      Nuclear fuel.........................................................              24,145               408
                                                                                    -----------       -----------

OTHER PROPERTY AND INVESTMENTS:
   Cash and cash equivalents...............................................               2,855               376
   Receivables-
      Customers............................................................              14,748            17,010
      Associated companies.................................................              81,090            18,318
      Other (less accumulated provisions of $1,000,000 for uncollectible
         accounts at both dates)...........................................             127,639           171,274
   Notes receivable from associated companies..............................                 384                 -
   Materials and supplies, at average cost-
      Owned................................................................              26,039            39,294
      Under consignment....................................................              38,673            23,721
   Prepayments and other...................................................              59,377            56,447
                                                                                    -----------       -----------

DEFERRED CHARGES:
   Regulatory assets.......................................................             816,143           539,824
   Goodwill................................................................           1,408,869         1,440,283
   Property taxes..........................................................              64,230           132,643
   Other...................................................................              11,177            12,606
                                                                                    -----------       -----------
                                                                                      2,300,419         2,125,356
                                                                                    -----------       -----------
                                                                                    $ 5,964,631       $ 6,208,761
                                                                                    ===========     =============

                         CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity.............................................         $ 1,064,839       $   966,616
   Preferred stock-
      Not subject to mandatory redemption..................................             238,325           238,325
      Subject to mandatory redemption......................................              26,105           116,245
   Long-term debt..........................................................           2,634,692         2,682,795
                                                                                    -----------       -----------

CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock....................             165,696           240,684
   Accounts payable-
      Associated companies.................................................             102,915            85,950
      Other................................................................              54,422            50,570
   Notes payable to associated companies...................................              28,586           103,471
   Accrued taxes...........................................................             178,707           177,006
   Accrued interest........................................................              56,142            60,740
   Other...................................................................              82,195            83,292
                                                                                    -----------       -----------

DEFERRED CREDITS:
   Accumulated deferred income taxes.......................................             591,748           567,478
   Accumulated deferred investment tax credits.............................              79,957            86,999
   Nuclear plant decommissioning costs.....................................             198,997           192,484
   Pensions and other postretirement benefits..............................             227,528           220,731
   Other...................................................................             233,777           335,374
                                                                                    -----------       -----------
                                                                                      1,332,007         1,403,066
                                                                                    -----------       -----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5).........................................................
                                                                                    -----------       -----------
                                                                                    $ 5,964,631       $ 6,208,761
                                                                                    ===========       ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                     CONSOLIDATED STATEMENTS OF CAPITALIZATION

AS OF DECEMBER 31,                                                                                 2000        1999
----------------------------------------------------------------------------------------------- ----------- ------------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

COMMON STOCKHOLDER'S EQUITY:
   Common stock, without par value, authorized 105,000,000 shares
      79,590,689 shares outstanding.......................................................      $ 931,962    $931,932
   Retained earnings (Note 3A)............................................................        132,877      34,654
                                                                                                 --------    --------
      Total common stockholder's equity...................................................       1,064,839    966,616
                                                                                                 ---------   --------

                                              NUMBER OF SHARES               OPTIONAL
                                                OUTSTANDING              REDEMPTION PRICE
                                                -----------              ----------------
                                              2000        1999           PER SHARE   AGGREGATE
                                              ----        ----           ---------   ---------
PREFERRED STOCK (NOTE 3B):
Cumulative, without par value-
Authorized 4,000,000 shares
   Not Subject to Mandatory Redemption:
     $  7.40       Series A............       500,000     500,000   $     101.00     $  50,500      50,000      50,000
     $  7.56       Series B............       450,000     450,000         102.26        46,017      45,071      45,071
     Adjustable Series L...............       474,000     474,000         100.00        47,400      46,404      46,404
     $42.40        Series T............       200,000     200,000         500.00       100,000      96,850      96,850
                                            ---------   ---------                    ---------    --------   ---------
       Total Not Subject to Mandatory
         Redemption....................     1,624,000   1,624,000                    $ 243,917     238,325     238,325
                                            =========   =========                    =========    --------   ---------

Subject to Mandatory Redemption (Note
3C):
     $  7.35        Series C...........        80,000      90,000         101.00     $   8,080       8,041       9,110
     $88.00        Series E............            --       3,000          --               --          --       3,000
     $91.50        Series Q............        10,716      21,430       1,000.00        10,716      10,716      21,430
     $88.00        Series R............        50,000      50,000          --               --      51,128      55,000
     $90.00        Series S............        36,500      55,250          --               --      36,686      61,170
     Redemption Within One Year                                                        (80,466)    (33,464)
                                                                                     ---------    --------
       Total Subject to Mandatory
         Redemption....................       177,216     219,680                    $  18,796      26,105     116,246
                                            =========   =========                    =========    --------   ---------

LONG-TERM DEBT (NOTE 3D):
   First mortgage bonds:
     7.625% due 2002.....................................................................          195,000    195,000
     7.375% due 2003.....................................................................          100,000    100,000
     9.500% due 2005.....................................................................          300,000    300,000
     6.860% due 2008.....................................................................          125,000    125,000
     9.000% due 2023.....................................................................          150,000    150,000
                                                                                                  --------   --------
       Total first mortgage bonds........................................................          870,000    870,000
                                                                                                  --------   --------

     Unsecured notes:
     *  5.580% due 2033..................................................................           27,700     27,700
                                                                                                  --------   --------


                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                CONSOLIDATED STATEMENTS OF CAPITALIZATION (CONT'D)

AS OF DECEMBER 31,                                                                                2000          1999
-------------------------------------------------------------------------------------------- ---------------------------
                                                                                                    (IN THOUSANDS)

LONG-TERM DEBT (CONT'D):
  Secured notes:
    7.000% due 2001-2009...............................................................            1,820         1,850
    7.190% due 2000....................................................................               --       175,000
    7.420% due 2001....................................................................           10,000        10,000
    8.540% due 2001....................................................................            3,000         3,000
    8.550% due 2001....................................................................            5,000         5,000
    8.560% due 2001....................................................................            3,500         3,500
    8.680% due 2001....................................................................           15,000        15,000
    9.050% due 2001....................................................................            5,000         5,000
    9.200% due 2001....................................................................           15,000        15,000
    7.850% due 2002....................................................................            5,000         5,000
    8.130% due 2002....................................................................           28,000        28,000
    7.750% due 2003....................................................................           15,000        15,000
    7.670% due 2004....................................................................          280,000       280,000
    7.130% due 2007....................................................................          120,000       120,000
    7.430% due 2009....................................................................          150,000       150,000
    8.000% due 2013....................................................................           78,700        78,700
*   4.206% due 2015....................................................................           39,835        39,835
    7.880% due 2017....................................................................          300,000       300,000
*   4.171% due 2018....................................................................           72,795        72,795
*   4.950% due 2020....................................................................           47,500        47,500
    6.000% due 2020....................................................................           62,560        62,560
    6.100% due 2020....................................................................           70,500        70,500
    9.520% due 2021....................................................................            7,500         7,500
    6.850% due 2023....................................................................           30,000        30,000
    8.000% due 2023....................................................................           46,100        46,100
    7.625% due 2025....................................................................           53,900        53,900
    7.700% due 2025....................................................................           43,800        43,800
    7.750% due 2025....................................................................           45,150        45,150
    5.375% due 2028....................................................................            5,993         5,993
    5.350% due 2030....................................................................           23,255        23,255
    4.600% due 2030....................................................................           81,640        81,640
                                                                                              ----------    ----------
Total secured notes....................................................................        1,665,548     1,840,578
                                                                                              ----------    ----------

Capital lease obligations (Note 2):....................................................           93,422        79,204
                                                                                              ----------    ----------
Net unamortized premium on debt........................................................           63,252        72,533
                                                                                              ----------    ----------
Long-term debt due within one year.....................................................          (85,230)     (207,220)
                                                                                              ----------    ----------
     Total long-term debt..............................................................        2,634,692     2,682,795
                                                                                              ----------    ----------
TOTAL CAPITALIZATION...................................................................       $3,963,961    $4,003,982
                                                                                              ==========    ==========

* Denotes variable rate issue with December 31, 2000 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                              CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

                                                            COMPREHENSIVE       NUMBER       CARRYING      RETAINED
                                                               INCOME         OF SHARES        VALUE       EARNINGS
                                                                              (DOLLARS IN THOUSANDS)
Balance, January 1, 1998.............................                         79,590,689     $  931,614   $    19,290
   Purchase accounting fair value adjustment.........                                               348
   Net income........................................        $   164,891                                      164,891
                                                             ===========
   Cash dividends on preferred stock.................                                                         (21,947)
   Cash dividends on common stock....................                                                         (85,958)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998...........................                         79,590,689        931,962        76,276
   Net income........................................        $   194,089                                      194,089
                                                             ===========
   Cash dividends on preferred stock.................                                                         (36,737)
   Cash dividends on common stock....................                                                        (198,974)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999...........................                         79,590,689        931,962        34,654
   Net income........................................        $   202,950                                      202,950
                                                             ===========
   Cash dividends on preferred stock.................                                                         (20,727)
   Cash dividends on common stock....................                                                         (84,000)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000...........................                         79,590,689     $  931,962   $   132,877
=======================================================================================================================


                                    CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                      NOT SUBJECT TO                SUBJECT TO
                                                   MANDATORY REDEMPTION        MANDATORY REDEMPTION
                                                 ------------------------     ----------------------
                                                   NUMBER       CARRYING       NUMBER        CARRYING
                                                 OF SHARES       VALUE        OF SHARES       VALUE
                                                 ---------      ---------     ---------      -------
                                                                (DOLLARS IN THOUSANDS)

Balance, January 1, 1998..................        1,624,000    $  238,325       285,858     $  197,888
   Redemptions-
     $  7.35 Series C.....................                                      (10,000)        (1,000)
     $88.00 Series E......................                                       (3,000)        (3,000)
     $91.50 Series Q......................                                      (10,714)       (10,714)
--------------------------------------------------------------------------------------------------------
Balance, December 31, 1998................        1,624,000       238,325       262,144        183,174
   Redemptions-
     $  7.35 Series C.....................                                      (10,000)        (1,000)
     $88.00 Series E......................                                       (3,000)        (3,000)
     $91.50 Series Q......................                                      (10,714)       (10,714)
     $90.00 Series S......................                                      (18,750)       (18,750)
--------------------------------------------------------------------------------------------------------
Balance, December 31, 1999................        1,624,000       238,325       219,680        149,710
   Redemptions-
     $  7.35 Series C.....................                                      (10,000)        (1,000)
     $88.00 Series E......................                                       (3,000)        (3,000)
     $91.50 Series Q......................                                      (10,714)       (10,714)
     $90.00 Series S......................                                      (18,750)       (18,750)
   Amortization of fair market
   value adjustments-
     $  7.35 Series C.....................                                                         (69)
     $88.00 Series R......................                                                      (3,872)
     $90.00 Series S......................                                                      (5,734)
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2000................        1,624,000    $  238,325       177,216     $  106,571
========================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                                      2000               1999               1998
--------------------------------------------------------------- ------------------ ------------------ ------------------
                                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income.................................................           $ 202,950          $ 194,089          $ 164,891
Adjustments to reconcile net income to net
   cash from operating activities:
     Provision for depreciation and amortization...........             220,915            231,225            234,348
     Nuclear fuel and lease amortization...................              37,217             33,912             35,361
     Other amortization....................................             (11,635)           (10,730)           (12,677)
     Deferred income taxes, net............................              22,373             33,060             13,031
     Investment tax credits, net...........................              (3,617)            (3,947)            (5,185)
     Receivables...........................................             (16,875)           (31,544)           (38,527)
     Materials and supplies................................              (1,697)            18,818             (8,933)
     Accounts payable......................................              20,817             26,525            (10,481)
     Other.................................................             (44,188)           (11,283)           (22,772)
                                                                      ---------          ---------          ---------
       Net cash provided from operating activities.........             426,260            480,125            349,056
                                                                      ---------          ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
     Long-term debt........................................                  --             26,355            232,919
     Ohio Schools Council prepayment program...............                  --                 --            116,598
     Short-term borrowings, net............................                  --             22,853             23,816
Redemptions and Repayments-
     Preferred stock.......................................              33,464             33,464             14,714
     Long-term debt........................................             212,771            214,405            488,610
     Short-term borrowings, net............................              74,885                 --                 --
Dividend Payments-
     Common stock..........................................              84,000            198,974             85,958
     Preferred stock.......................................              30,518             33,524             34,841
                                                                      ---------          ---------          ---------
       Net cash used for financing activities..............             435,638            431,159            250,790
                                                                      ---------          ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.........................................              96,236            122,194             72,130
Loans to associated companies..............................              93,106                 --             53,509
Loan payments from associated companies....................                  --            (53,509)                --
Capital trust investments..................................             (25,426)           (25,905)           (31,923)
Sale of assets to associated companies.....................            (197,902)                --                 --
Other......................................................              22,129             25,336             18,799
                                                                      ---------          ---------          ---------
       Net cash used for (provided from) investing activities           (11,857)            68,116            112,515
                                                                      ---------          ---------          ---------
Net increase (decrease) in cash and cash equivalents.......               2,479            (19,150)           (14,249)
Cash and cash equivalents at beginning of year.............                 376             19,526             33,775
                                                                      ---------          ---------          ---------
Cash and cash equivalents at end of year...................           $   2,855          $     376          $  19,526
                                                                      ---------          ---------          ---------
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
     Interest (net of amounts capitalized).................           $ 208,085          $ 221,360          $ 238,950
                                                                      =========          =========          =========
     Income taxes..........................................           $ 109,212          $  92,555          $ 100,107
                                                                      =========          =========          =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                         CONSOLIDATED STATEMENTS OF TAXES

FOR THE YEARS ENDED DECEMBER 31,                                      2000               1999               1998
--------------------------------------------------------------- ------------------ ------------------ ------------------
                                                                                    (IN THOUSANDS)
GENERAL TAXES:
Real and personal property.................................          $131,331           $120,725            $130,642
State gross receipts.......................................            79,709             78,197              78,344
Social security and unemployment...........................            11,464             10,941               9,029
Other......................................................              (207)             1,773               3,062
                                                                     --------           --------            --------
       Total general taxes.................................          $222,297           $211,636            $221,077
                                                                     ========           ========            ========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.................................................          $106,986           $ 92,627            $ 90,690
   State...................................................               959              2,129               2,158
                                                                     --------           --------            --------
                                                                      107,945             94,756              92,848
                                                                     --------           --------            --------
Deferred, net-
   Federal.................................................            23,265             33,369              12,981
   State...................................................              (892)              (309)                 50
                                                                     --------           --------            --------
                                                                       22,373             33,060              13,031
                                                                     --------           --------            --------
Investment tax credit amortization.........................            (3,617)            (3,947)             (5,185)
                                                                     --------           --------            --------
       Total provision for income taxes....................          $126,701           $123,869            $100,694
                                                                     ========           ========            ========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income...........................................          $113,217           $111,256            $ 88,762
Other income...............................................            13,484             12,613              11,932
                                                                     --------           --------            --------
       Total provision for income taxes....................          $126,701           $123,869            $100,694
                                                                     ========           ========            ========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes..............          $329,651           $317,958            $265,585
                                                                     ========           ========            ========
Federal income tax expense at statutory rate...............          $115,378           $111,285            $ 92,955
Increases (reductions) in taxes resulting from-
     Amortization of investment tax credits................            (3,617)            (3,947)             (5,185)
     Amortization of tax regulatory assets.................               693                693                 693
     Amortization of goodwill..............................            13,359             13,282              13,447
     Other, net............................................               888              2,556              (1,216)
                                                                     --------           --------            --------
       Total provision for income taxes....................          $126,701           $123,869            $100,694
                                                                     ========           ========            ========

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences.................................          $495,588           $663,294            $672,283
Deferred nuclear expense...................................           126,213            128,008             132,818
Impaired generating assets.................................           107,063                 --                  --
Deferred sale and leaseback costs..........................          (100,028)          (106,611)           (113,884)
Unamortized investment tax credits.........................           (35,341)           (38,172)            (40,241)
Unused alternative minimum tax credits.....................           (27,115)           (71,130)           (124,459)
Deferred gain for asset sale to affiliated company.........            46,583                 --                  --
Other......................................................           (21,215)            (7,911)             (2,232)
                                                                     --------           --------            --------
       Net deferred income tax liability...................          $591,748           $567,478            $524,285
                                                                     ========           ========            ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   The consolidated financial statements include The Cleveland Electric Illuminating Company (Company) and its wholly owned subsidiary, Centerior Funding Corporation (CFC). All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). FirstEnergy holds directly all of the issued and outstanding common shares of the Company and its other principal electric utility operating subsidiaries, Ohio Edison Company (OE) and The Toledo Edison Company (TE). On September 1, 2000, the Company sold its transmission assets to FirstEnergy's wholly owned subsidiary, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

   The Company follows the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.


REVENUES-

   The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

   Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

   The Company and TE sell substantially all of their retail customer receivables to CFC. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed a public sale of $150 million and private sales of $50 million of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000 totaled approximately $2.5 billion. Expenses associated with the factoring discount related to the sale of receivables were $13 million in 2000. As of December 31, 2000, the Company's receivables recorded on its Consolidated Balance Sheet were reduced by $90 million due to these sales.


REGULATORY PLAN-

   The PUCO approved FirstEnergy's Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $217 million (approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method such that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $280 million during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

   In July 1999, Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the legislation provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

   FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, OE and TE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $1.9 billion ($1.6 billion, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $1.9 billion ($1.4 billion, net of deferred income taxes).

   On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than 2008 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 400 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

   The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $304 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

   The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 400 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for the Company to reduce recovery by as much as $170 million, but any such adjustment would be computed on a class-by-class and pro-rata basis.

   All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $1.71 billion in connection with the 1997 FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $1.4 billion asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

   Application of SFAS 71 was discontinued in 1997 with respect to the Company's nuclear operations and in mid-2000, as discussed above, with respect to the Company's nonnuclear generation business. The Company's net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $1.556 billion as of December 31, 2000.


UTILITY PLANT AND DEPRECIATION-

   Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

   The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2000, 1999 and 1998.

   Annual depreciation expense includes approximately $11.7 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $17 million from implementing the Company's transition plan in 2001. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne Light Company. The Company's share of the future obligation to decommission these units is approximately $606 million in current dollars and (using a 4.0% escalation rate) approximately $1.6 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $134 million for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $9.0 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

   The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could change; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A final pronouncement is expected in the second quarter of 2001 and is anticipated to be implemented on January 1, 2002.


COMMON OWNERSHIP OF GENERATING FACILITIES-

   The Company, together with TE and OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2000 include the following:


                                                           UTILITY       ACCUMULATED    CONSTRUCTION     OWNERSHIP/
                                                            PLANT       PROVISION FOR      WORK IN       LEASEHOLD
                   GENERATING UNITS                       IN SERVICE    DEPRECIATION      PROGRESS        INTEREST
-------------------------------------------------------------------------------------------------------------------
                                                                                (IN MILLIONS)
W. H. Sammis Unit 7.................................     $    181.8      $    120.1     $      0.2         31.20%
Bruce Mansfield Units 1, 2 and 3....................           72.9            31.2           --           20.42%
Beaver Valley Unit 2................................            1.7             0.3            3.8         24.47%
Davis-Besse.........................................          210.1            22.0            3.3         51.38%
Perry...............................................          617.5           107.9           10.7         44.85%
-------------------------------------------------------------------------------------------------------------------
Total...............................................     $  1,084.0      $    281.5     $     18.0
===================================================================================================================


   The Bruce Mansfield Plant is being leased through a sale and leaseback transaction (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

NUCLEAR FUEL-

   The Company leases its nuclear fuel and pays for the fuel as it is consumed (see Note 2). The Company amortizes the cost of nuclear fuel based on the rate of consumption.


INCOME TAXES-

   Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $27 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.


RETIREMENT BENEFITS-

   FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2000. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

   The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

   The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                                                                         OTHER
                                                                      PENSION BENEFITS          POSTRETIREMENT BENEFITS
                                                                      ----------------          -----------------------
                                                                     2000          1999            2000          1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                     (IN MILLIONS)
Change in benefit obligation:
Benefit obligation as of January 1                                $  1,394.1    $  1,500.1     $    608.4   $    601.3
Service cost                                                            27.4          28.3           11.3          9.3
Interest cost                                                          104.8         102.0           45.7         40.7
Plan amendments                                                         41.3          --             --           --
Actuarial loss (gain)                                                   17.3        (155.6)         121.7        (17.6)
Net increase from asset swap                                            --            14.8           --           12.5
Voluntary early retirement program expense                              23.4          --             --           --
Benefits paid                                                         (102.2)        (95.5)         (35.1)       (37.8)
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation as of December 31                                 1,506.1       1,394.1          752.0        608.4
-----------------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets as of January 1                            1,807.5       1,683.0            4.9          3.9
Actual return on plan assets                                             0.7         220.0           (0.2)         0.6
Company contribution                                                    --            --             18.3          0.4
Benefits paid                                                         (102.2)        (95.5)          --           --
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31                          1,706.0       1,807.5           23.0          4.9
-----------------------------------------------------------------------------------------------------------------------
Funded status of plan                                                  199.9         413.4         (729.0)      (603.5)
Unrecognized actuarial loss (gain)                                     (90.9)       (303.5)         147.3         24.9
Unrecognized prior service cost                                         93.1          57.3           20.9         24.1
Unrecognized net transition obligation (asset)                          (2.1)        (10.1)         110.9        120.1
-----------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                    $    200.0    $    157.1     $   (449.9)  $   (434.4)
=======================================================================================================================
Company's share of accrued benefit cost                           $    (34.6)   $    (39.9)    $   (188.8)  $   (179.0)
=======================================================================================================================
Assumptions used as of December 31:
Discount rate                                                           7.75%         7.75%          7.75%        7.75%
Expected long-term return on plan assets                               10.25%        10.25%         10.25%       10.25%
Rate of compensation increase                                           4.00%         4.00%          4.00%        4.00%


   FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2000 were computed as follows:


                                                                                                     OTHER
                                                             PENSION BENEFITS               POSTRETIREMENT BENEFITS
                                                             ----------------               -----------------------
                                                        2000       1999        1998       2000        1999       1998
-------------------------------------------------------------------------------------------------------------------------
                                                                                (IN MILLIONS)

Service cost.....................................     $   27.4    $   28.3   $   25.0    $   11.3   $    9.3    $    7.5
Interest cost....................................        104.8       102.0       92.5        45.7       40.7        37.6
Expected return on plan assets...................       (181.0)     (168.1)    (152.7)       (0.5)      (0.4)       (0.3)
Amortization of transition obligation (asset)....         (7.9)       (7.9)      (8.0)        9.2        9.2         9.2
Amortization of prior service cost...............          5.7         5.7        2.3         3.2        3.3        (0.8)
Recognized net actuarial loss (gain).............         (9.1)       --         (2.6)       --         --          --
Voluntary early retirement program expense.......         17.2        --         --          --         --          --
-------------------------------------------------------------------------------------------------------------------------
Net benefit cost.................................     $  (42.9)   $  (40.0)  $  (43.5)   $   68.9   $   62.1    $   53.2
=========================================================================================================================
Company's share of total plan costs..............     $   (5.3)   $  (14.4)  $   (2.7)   $   21.3   $   22.0    $   14.5
=========================================================================================================================

   The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0%-5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7.5 million and the postretirement benefit obligation by $94.4 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8.5 million and the postretirement benefit obligation by $111.0 million.


TRANSACTIONS WITH AFFILIATED COMPANIES-

   Operating revenues, operating expenses and interest charges include transactions with TE, OE, Penn and ATSI. Primary transactions include purchased power and transmission facilities rent expenses of $15.0 million from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and TE.

   The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $104.0 million, $104.3 million and $98.5 million in 2000, 1999 and 1998, respectively. This purchase is expected to continue through the end of the lease period. (See
Note 2.)

   Fuel and purchased power expenses on the Consolidated Statements of Income include the total costs of power purchased from TE of $106.8 million, $106.1 million and $104.7 million in 2000, 1999 and 1998, respectively.

   FirstEnergy and, prior to 1999, the Centerior Service Company (CSC), a wholly owned subsidiary of FirstEnergy, provides support services at cost to the Company and other affiliated companies, for which the Company was billed $97.9 million in 2000 and $109.1 million in 1999 by FirstEnergy, and $80.6 million in 1998 by CSC.


SUPPLEMENTAL CASH FLOWS INFORMATION-

   All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $52.0 million, $26.2 million and $32.3 million in 2000, 1999 and 1998, respectively.

   All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                                                                 2000                   1999
----------------------------------------------------------------------------------------------------------------------
                                                                         CARRYING      FAIR      CARRYING     FAIR
                                                                          VALUE       VALUE       VALUE       VALUE
----------------------------------------------------------------------------------------------------------------------
                                                                                        (IN MILLIONS)

Long-term debt.....................................................      $  2,563    $  2,655    $  2,738   $  2,711
Preferred stock....................................................      $    107    $    105    $    150   $    139
Investments other than cash and cash equivalents:
    Debt securities

    -(Maturing in more than 10 years)..............................      $    585    $    568    $    517   $    476
    All other......................................................           202         210         193        200
----------------------------------------------------------------------------------------------------------------------
                                                                         $    787    $    778    $    710   $    676
======================================================================================================================


   The fair values of long-term debt and preferred stock subject to mandatory redemption reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

   The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Company has no securities held for trading purposes.


REGULATORY ASSETS-

   The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations. The application of SFAS 71 to the Company's nonnuclear generation business was discontinued effective with the PUCO's approval of FirstEnergy's transition plan. All generating plant investments were reviewed for impairment due to the anticipated regulatory cash flows under the transition plan. The effect of that review was reflected on the financial statements as of June 30, 2000, with the reduction of plant investment and the corresponding recognition of regulatory assets recoverable through future regulatory cash flows for generating assets that were impaired of approximately $304 million for the Company.

   Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                                                                     2000       1999
------------------------------------------------------------------------------------------------------------------------
                                                                                                      (IN MILLIONS)

Nuclear unit expenses.........................................................................     $   276.1   $   287.1
Customer receivables for future income taxes..................................................          18.1        23.0
Rate stabilization program deferrals..........................................................         251.7       263.9
Sale and leaseback costs......................................................................        (131.9)     (136.4)
Loss on reacquired debt.......................................................................          70.5        75.9
Impaired generating assets....................................................................         304.3        --
Other.........................................................................................          27.3        26.3
------------------------------------------------------------------------------------------------------------------------
     Total....................................................................................     $   816.1   $   539.8
========================================================================================================================

2. LEASES:

   The Company leases certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

   The Company and TE sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and TE sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and TE entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and TE continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and TE have the right, at the end of the respective basic lease terms, to renew the leases. The Company and TE also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

   As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 2000 were approximately $1.2 billion, net of trust cash receipts.)

   Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 2000, $142 million of nuclear fuel ($86 million for the Company) was financed under a lease financing arrangement totaling $150 million from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

   Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2000 and are summarized as follows:

                                                                                         2000        1999        1998
-------------------------------------------------------------------------------------------------------------------------
                                                                                                (IN MILLIONS)
Operating leases
    Interest element.............................................................      $    36.8   $    38.6   $    32.4
    Other........................................................................           29.8        30.7        74.4
Capital leases
    Interest element.............................................................            5.9         6.9         7.0
    Other........................................................................           37.4        41.3        36.1
-------------------------------------------------------------------------------------------------------------------------
Total rentals                                                                          $   109.9   $   117.5   $   149.9
=========================================================================================================================

   The future minimum lease payments as of December 31, 2000 are:

                                                                                            OPERATING LEASES
                                                                        CAPITAL       LEASE      CAPITAL       NET
                                                                        LEASES       PAYMENTS     TRUST
----------------------------------------------------------------------------------------------------------------------
                                                                                       (IN MILLIONS)

2001.............................................................      $   41.0     $     71.7    $   50.2   $   21.5
2002.............................................................          28.1           76.4        70.6        5.8
2003.............................................................          17.3           77.5        77.9       (0.4)
2004.............................................................          10.2           55.7        28.2       27.5
2005.............................................................           3.7           66.7        47.5       19.2
Years thereafter.................................................           8.4          653.8       488.7      165.1
----------------------------------------------------------------------------------------------------------------------
Total minimum lease payments.....................................         108.7     $  1,001.8    $  763.1   $  238.7
Interest portion.................................................          15.3
----------------------------------------------------------------------------------
Present value of net minimum lease payments......................          93.4
Less current portion.............................................          28.7
----------------------------------------------------------------------------------
Noncurrent portion...............................................      $   64.7
==================================================================================

   The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($575 million for the Company and $145 million for TE) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($569.4 million for the Company and $337.1 million for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.


3. CAPITALIZATION:

   (A) RETAINED EARNINGS-

   There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock. The 1997 FirstEnergy merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

   (B) PREFERRED AND PREFERENCE STOCK-

   The Company's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

   The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 2000.

   The Company has three million authorized and unissued shares of preference stock having no par value.

   (C) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

   Annual sinking fund provisions for preferred stock are as follows:

                                                            REDEMPTION
                                                            PRICE PER
              SERIES                   SHARES                 SHARE                        DATE                 BEGINNING
---------------------------------------------------------------------------------------------------------------------------
            $   7.35C                   10,000               $   100                                                (i)
               91.50Q                   10,714                 1,000                                                (i)
               90.00S                   18,750                 1,000                                                (i)
               88.00R                   50,000                 1,000                     December 1                2001
---------------------------------------------------------------------------------------------------------------------------


   (i) Sinking fund provisions are in effect.

   Annual sinking fund requirements for the next five years are $80.5 million in 2001, $18.0 million in 2002 and $1.0 million in each year 2003-2005.

   (D) LONG-TERM DEBT-

   The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

   Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                                                     (IN
                                                                   MILLIONS)
                            -------------------------------------------------
                            2001.............................       $   56.5
                            2002.............................          228.0
                            2003.............................          115.0
                            2004.............................          307.7
                            2005.............................          300.0
                            -------------------------------------------------


   The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of an irrevocable bank letter of credit of $48.1 million and noncancelable municipal bond insurance policies of $112.6 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letter of credit, the Company is entitled to a credit against its obligation to repay that bond. The Company pays an annual fee of 1.375% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

   The Company and TE have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively (see Note 2).

4.       SHORT-TERM BORROWINGS:

         The Company may borrow from its affiliates on a short-term basis. As of December 31, 2000, the Company had total short-term borrowings of $28.6 million from its affiliates with a weighted average interest rate of approximately 6.4%.

5. COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

   The Company's current forecast reflects expenditures of approximately $455 million for property additions and improvements from 2001-2005, of which approximately $103 million is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $114 million, of which approximately $8 million applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $144 million and $32 million, respectively, as the nuclear fuel is consumed.


NUCLEAR INSURANCE-

   The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $106.3 million per incident but not more than $12.1 million in any one year for each incident.

   The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $255.2 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $11.8 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

   The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.


ENVIRONMENTAL MATTERS-

   Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $41 million, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

   The Company is required to meet federally approved sulfur dioxide (SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental

Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

   The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

   In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

   In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

   As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

   The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $3.4 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.


6. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

   The following summarizes certain consolidated operating results by quarter for 2000 and 1999.

                                                                   MARCH 31,   JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
THREE MONTHS ENDED                                                   2000        2000          2000            2000
------------------------------------------------------------------------------------------------------------------------
                                                                                      (IN MILLIONS)
Operating Revenues............................................     $  423.7    $  470.6       $ 525.4        $  467.3
Operating Expenses and Taxes..................................        336.9       383.7         396.0           380.3
------------------------------------------------------------------------------------------------------------------------
Operating Income..............................................         86.8        86.9         129.4            87.0
Other Income..................................................          3.4         2.9           3.8             2.5
Net Interest Charges..........................................         51.5        50.5          49.2            48.5
------------------------------------------------------------------------------------------------------------------------
Net Income....................................................     $   38.7    $   39.3       $  84.0        $   41.0
========================================================================================================================
Earnings on Common Stock......................................     $   30.9    $   32.6       $  80.3        $   38.3
========================================================================================================================


                                                                   MARCH 31,   JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
THREE MONTHS ENDED                                                   2000        2000          2000            2000
------------------------------------------------------------------------------------------------------------------------
                                                                                      (IN MILLIONS)
Operating Revenues............................................     $  418.8    $  481.9       $ 534.5        $  429.7
Operating Expenses and Taxes..................................        337.3       375.3         395.6           362.0
------------------------------------------------------------------------------------------------------------------------
Operating Income..............................................         81.5       106.6         138.9            67.7
Other Income (Expense)........................................          6.5        (1.2)          1.3             2.7
Net Interest Charges..........................................         53.1        52.8          52.2            51.8
------------------------------------------------------------------------------------------------------------------------
Net Income....................................................     $   34.9    $   52.6       $  88.0        $   18.6
========================================================================================================================
Earnings on Common Stock......................................     $   26.4    $   44.1       $  79.7        $   10.4
========================================================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE CLEVELAND ELECTRIC ILLUMINATING COMPANY:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP
Cleveland, Ohio,
    February 16, 2001.

                                                                       ANNEX B


                                    FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

(MARK ONE)
          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001

                                       OR

          [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                  TO
                               -----------------  ----------

COMMISSION               REGISTRANT; STATE OF INCORPORATION;         I.R.S. EMPLOYER
FILE NUMBER               ADDRESS; AND TELEPHONE NUMBER             IDENTIFICATION NO.
-----------               -----------------------------             ------------------
1-2323           THE CLEVELAND ELECTRIC ILLUMINATING COMPANY             34-0150020
                 (AN OHIO CORPORATION) C/O FIRSTENERGY CORP.
                 76 SOUTH MAIN STREET
                 AKRON, OH  44308
                 TELEPHONE (800)736-3402




[ANNEX B consists of the financial statements and other relevant sections of the Form 10-Q which pertain to The Cleveland Electric Illuminating Company. For the complete Form 10-Q filed by FirstEnergy Corp. and its registered subsidiaries, please refer to the Securities and Exchange Commission web site (www.sec.gov) for the combined EDGAR filing.]

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X    No
    ----    -----

           Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

                                                                                      OUTSTANDING
                CLASS                                                            AS OF NOVEMBER 6, 2001
                -----                                                            ----------------------
     The Cleveland Electric Illuminating Company, no par value                         79,590,689

The Cleveland Electric Illuminating Company is a wholly-owned subsidiary of FirstEnergy Corp.

           This Form 10-Q includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate", "potential", "expect", "believe", "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), the availability and cost of capital, inability to accomplish or realize anticipated benefits of strategic goals and other similar factors.

                                TABLE OF CONTENTS



                                                                          PAGES
                                                                          -----
PART I.  FINANCIAL INFORMATION

         THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

              Consolidated Statements of Income..........................  B-4
              Consolidated Balance Sheets................................  B-5
              Consolidated Statements of Cash Flows......................  B-7
              Report of Independent Public Accountants...................  B-8
              Management's Discussion and Analysis of Results of
                Operations and Financial Condition.......................  B-9
              Notes to Financial Statement...............................  B-12


PART II.      OTHER INFORMATION..........................................  B-15

PART I.  FINANCIAL INFORMATION

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)



                                                                  THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                   SEPTEMBER 30,
                                                               ------------------------        ------------------------
                                                                  2001          2000              2001          2000
                                                               ----------    ----------        ----------    ----------
                                                                                    (IN THOUSANDS)
OPERATING REVENUES........................................      $603,332      $525,423         $1,618,515    $1,419,715
                                                                --------      --------         ----------    ----------


OPERATING EXPENSES AND TAXES:
   Fuel...................................................        19,685        47,616             54,438       134,510
   Purchased power........................................       135,156        61,554            543,251       171,320
   Nuclear operating costs................................        27,236        31,578            105,865       110,016
   Other operating costs..................................        72,923        96,889            223,622       271,909
                                                              ----------    ----------        -----------   -----------
       Total operation and maintenance expenses...........       255,000       237,637            927,176       687,755
   Provision for depreciation and amortization............        51,705        53,566            161,433       169,091
   General taxes..........................................        37,261        56,584            109,211       167,508
   Income taxes...........................................        86,087        48,254            115,381        92,254
                                                              ----------    ----------      -------------  ------------
       Total operating expenses and taxes.................       430,053       396,041          1,313,201     1,116,608
                                                               ---------     ---------         ----------    ----------


OPERATING INCOME..........................................       173,279       129,382            305,314       303,107


OTHER INCOME..............................................         3,991         3,849              9,549        10,134
                                                             -----------   -----------      -------------  ------------


INCOME BEFORE NET INTEREST CHARGES........................       177,270       133,231            314,863       313,241
                                                               ---------     ---------        -----------   -----------


NET INTEREST CHARGES:
   Interest on long-term debt.............................        47,717        48,248            144,319       151,091
   Allowance for borrowed funds used during construction..          (594)         (404)            (1,667)       (1,476)
   Other interest expense (credit)........................         1,257         1,385               (818)        1,660
                                                             -----------   -----------     -------------- -------------
       Net interest charges...............................        48,380        49,229            141,834       151,275
                                                              ----------    ----------        -----------   -----------


NET INCOME................................................       128,890        84,002            173,029       161,966


PREFERRED STOCK DIVIDEND REQUIREMENTS.....................         6,316         3,733             19,438        18,138
                                                             -----------   -----------       ------------  ------------


EARNINGS ON COMMON STOCK..................................      $122,574     $  80,269         $  153,591    $  143,828
                                                                ========     =========         ==========    ==========




The accompanying Notes to Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these statements.

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                                      SEPTEMBER 30,      DECEMBER 31,
                                                                                          2001               2000
                                                                                      -------------     --------------
                                                                                              (IN THOUSANDS)
                              ASSETS

UTILITY PLANT:
   In service................................................................          $4,054,835         $4,036,590
   Less--Accumulated provision for depreciation..............................           1,690,596          1,624,672
                                                                                       ----------         ----------
                                                                                        2,364,239          2,411,918
                                                                                       ----------         ----------
   Construction work in progress-
     Electric plant..........................................................              62,124             66,904
     Nuclear fuel............................................................                  42             24,145
                                                                                       ----------         ----------
                                                                                           62,166             91,049
                                                                                       ----------         ----------
                                                                                        2,426,405          2,502,967
                                                                                       ----------         ----------

OTHER PROPERTY AND INVESTMENTS:
   Shippingport Capital Trust................................................             475,551            491,830
   Nuclear plant decommissioning trusts......................................             206,234            189,804
   Long-term notes receivable from associated companies......................             103,531             92,722
   Other.....................................................................              24,589             36,084
                                                                                       ----------         ----------
                                                                                          809,905            810,440
                                                                                       ----------         ----------

CURRENT ASSETS:
   Cash and cash equivalents.................................................               7,743              2,855
   Receivables-
     Customers...............................................................              17,016             14,748
     Associated companies....................................................             122,955             81,090
     Other (less accumulated provisions of $1,000,000 for
     uncollectible accounts at both dates)...................................             189,298            127,639
   Notes receivable from associated companies................................                 504                384
   Materials and supplies, at average cost-
     Owned...................................................................              22,295             26,039
     Under consignment.......................................................              27,517             38,673
   Prepayments and other.....................................................              43,799             59,377
                                                                                       ----------         ----------
                                                                                          431,127            350,805
                                                                                       ----------         ----------

DEFERRED CHARGES:
   Regulatory assets.........................................................             842,784            816,143
   Goodwill..................................................................           1,380,197          1,408,869
   Other.....................................................................              73,397             75,407
                                                                                       ----------         ----------
                                                                                        2,296,378          2,300,419
                                                                                       $5,963,815         $5,964,631
                                                                                       ==========         ==========

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)



                                                                              SEPTEMBER 30,     DECEMBER 31,
                                                                                  2001             2000
                                                                              ------------      ------------
                                                                                   (IN THOUSANDS)
             CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common stockholder's equity-
     Common stock, without par value, authorized 105,000,000 shares -
       79,590,689 shares outstanding ................................         $  931,962         $  931,962
     Retained earnings ..............................................            113,665            132,877
                                                                              ----------         ----------
         Total common stockholder's equity ..........................          1,045,627          1,064,839
   Preferred stock-
     Not subject to mandatory redemption ............................            238,325            238,325
     Subject to mandatory redemption ................................             23,673             26,105
   Long-term debt ...................................................          2,341,858          2,634,692
                                                                              ----------         ----------
                                                                               3,649,483          3,963,961
                                                                              ----------         ----------


CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock .............            324,626            165,696
   Accounts payable-
     Associated companies ...........................................             48,998            102,915
     Other ..........................................................             13,003             54,422
   Notes payable to associated companies ............................            254,452             28,586
   Accrued taxes ....................................................            227,231            178,707
   Accrued interest .................................................             62,128             56,142
   Other ............................................................             51,501             82,195
                                                                              ----------         ----------
                                                                                 981,939            668,663
                                                                              ----------         ----------


DEFERRED CREDITS:
   Accumulated deferred income taxes ................................            589,399            591,748
   Accumulated deferred investment tax credits ......................             77,049             79,957
   Nuclear plant decommissioning costs ..............................            215,428            198,997
   Pensions and other postretirement benefits .......................            230,529            227,528
   Other ............................................................            219,988            233,777
                                                                              ----------         ----------
                                                                               1,332,393          1,332,007
                                                                              ----------         ----------

COMMITMENTS, GUARANTEES AND CONTINGENCIES (NOTE 2) ..................         $5,963,815         $5,964,631
                                                                              ==========         ==========



The accompanying Notes to Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these balance sheets.

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                  SEPTEMBER 30,
                                                               ------------------------        ------------------------
                                                                  2001          2000              2001          2000
                                                               ----------    ----------        ----------    ----------
                                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................     $ 128,890    $   84,002         $ 173,029     $ 161,966
   Adjustments to reconcile net income to net
     cash from operating activities-
       Provision for depreciation and amortization........        51,705        53,566           161,433       169,091
       Nuclear fuel and lease amortization................         7,627        10,038            21,741        27,654
       Other amortization.................................        (3,111)       (2,851)          (10,783)       (9,469)
       Deferred income taxes, net.........................        (5,910)       (6,069)           (1,250)       (8,681)
       Investment tax credits, net........................          (969)         (633)           (2,908)       (2,597)
       Receivables........................................      (120,852)       (1,903)         (105,792)       40,704
       Materials and supplies.............................          (657)        6,217            14,900         3,111
       Accounts payable...................................       (49,155)      (47,940)          (95,336)      (40,005)
       Other..............................................       100,047        66,338             6,278        41,052
                                                               ---------   -----------        ----------  ------------
         Net cash provided from operating activities......       107,615       160,765           161,312       382,826
                                                               ---------   -----------        ----------  ------------


CASH FLOWS FROM FINANCING ACTIVITIES:
   New Financing-
     Short-term borrowings, net...........................        97,280            --           225,866            --
   Redemptions and Repayments-
     Preferred stock......................................         1,000         1,000            11,716        14,714
     Long-term debt.......................................        17,735       184,427            47,639       203,167
     Short-term borrowings, net...........................            --        11,061                --       100,720
   Dividend Payments-
     Common stock.........................................        70,100        20,000           175,900        50,000
     Preferred stock......................................         6,793         7,479            20,870        23,058
                                                               ---------   -----------        ----------  ------------
         Net cash used for (provided from) financing
             activities...................................        (1,652)      223,967            30,259       391,659
                                                               ---------   -----------        ----------  ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
   Property additions.....................................        93,062        17,638           108,642        62,113
   Loans to associated companies..........................            --        82,583            11,117       110,283
   Loan payments from associated companies................            --            --              (188)           --
   Capital trust investments..............................            --            --           (16,279)      (25,418)
   Sale of assets to associated companies.................            --      (172,931)          (11,117)     (172,931)
   Other..................................................         8,700         9,525            33,990        17,335
                                                               ---------   -----------        ----------  ------------
         Net cash used for (provided from) investing
             activities ..................................       101,762       (63,185)          126,165        (8,618)
                                                               ---------   -----------        ----------  ------------

Net increase (decrease) in cash and cash equivalents......         7,505           (17)            4,888          (215)
Cash and cash equivalents at beginning of period .........           238           178             2,855           376
                                                               ---------   -----------        ----------  ------------
Cash and cash equivalents at end of period................     $   7,743   $       161        $    7,743  $        161
                                                               =========   ===========        ==========  ============




The accompanying Notes to Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Cleveland Electric Illuminating Company:

We have reviewed the accompanying consolidated balance sheet of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of September 30, 2001, and the related consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2001 and 2000. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of The Cleveland Electric Illuminating Company and subsidiary as of December 31, 2000 (not presented herein), and, in our report dated February 16, 2001, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2000, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.






ARTHUR ANDERSEN LLP

Cleveland, Ohio,
   November 12, 2001.

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


CORPORATE SEPARATION

Beginning in 2001, Ohio electric customers can select their generation suppliers as a result of legislation which restructured the electric utility industry. That legislation also required unbundling the price for electricity into its component elements - including generation, transmission, distribution and transition charges. Also, Ohio utilities that offer both competitive and regulated retail electric services were required to implement a corporate separation plan approved by the PUCO -- one which provides a clear separation between regulated and competitive operations. In connection with FirstEnergy's transition plan, FirstEnergy separated its businesses into three distinct units -- a competitive services unit, a utility services unit and a corporate support services unit. CEI is included in the utility services unit which continues to deliver power to homes and businesses through its existing distribution system and maintains the PLR obligation under its rate plan.

As a result of the transition plan, the EUOC entered into power supply agreements whereby FES purchases all of the EUOC nuclear generation, as well as generation from leased fossil generating facilities. FGCO, a wholly owned subsidiary of FES, leases fossil generating units owned by the EUOC. The EUOC are "full requirements" customers of FES to enable them to meet their PLR responsibilities in their respective service areas. CEI continues to provide power directly to wholesale customers under negotiated contracts as well as to alternative energy suppliers as part of CEI's market support generation of 400 megawatts (383 megawatts committed as of September 30, 2001).

The effect on CEI's reported results of operations during the third quarter and first nine months of 2001 from FirstEnergy's corporate separation plan and CEI's sale of transmission assets to ATSI in September 2000, are summarized in the following tables:

                                                        THREE MONTHS ENDED SEPTEMBER 30, 2001
INCOME STATEMENT EFFECTS
                                                      CORPORATE
   INCREASE (DECREASE)                                SEPARATION          ATSI            TOTAL
                                                      ----------          ----            -----
Operating Revenues:
   Power supply agreement with FES............         $ 88.1            $ --             $ 88.1
   Generating units rent......................           14.8              --               14.8
   Ground lease with ATSI.....................           --                 0.7              0.7
                                                       ------            ------           ------

   TOTAL OPERATING REVENUES EFFECT............         $102.9            $  0.7           $103.6
                                                       ======            ======           ======

Operating Expenses and Taxes:
   Fossil fuel costs..........................         $(24.4)  (a)      $ --             $(24.4)
   Purchased power costs......................          111.3   (b)        --              111.3
   Other operating costs......................          (29.8)  (a)         2.5  (d)       (27.3)
   Provision for depreciation and
     amortization.............................           --                (1.3) (e)        (1.3)
   General taxes..............................           (0.8)  (c)        (2.4) (e)        (3.2)
                                                       ------            ------           ------

   TOTAL OPERATING EXPENSES EFFECT............         $ 56.3            $ (1.2)          $ 55.1
                                                       ======            =======          ======

Other Income..................................         $ --              $  1.5  (f)      $  1.5
                                                       ======            ======           ======


                                                        THREE MONTHS ENDED SEPTEMBER 30, 2001
                                                      ------------------------------------------
INCOME STATEMENT EFFECTS
                                                      CORPORATE
   INCREASE (DECREASE)                                SEPARATION          ATSI          TOTAL
                                                      ----------          ----          -----
Operating Revenues:
  Power supply agreement with FES.............         $241.9            $ --             $241.9
  Generating units rent.......................           44.4              --               44.4
  Ground lease with ATSI......................           --                 4.3              4.3
                                                       ------            ------           ------

  TOTAL OPERATING REVENUES EFFECT.............         $286.3            $  4.3           $290.6
                                                       ======            ======           ======

Operating Expenses and Taxes:
  Fossil fuel costs...........................         $(68.3)  (a)      $ --             $(68.3)
  Purchased power costs.......................          469.9   (b)        --              469.9
  Other operating costs.......................          (70.3)  (a)        23.7  (d)       (46.6)
  Provision for depreciation and amortization.           --                (5.2) (e)        (5.2)
  General taxes...............................           (2.4)  (c)        (7.0) (e)        (9.4)
                                                       ------            ------           ------

  TOTAL OPERATING EXPENSES EFFECT.............         $328.9            $ 11.5           $340.4
                                                       ======            ======           ======

Other Income..................................         $   --            $  5.1  (f)      $  5.1
                                                       ======            ======           ======

    (a)   Transfer of fossil operations to FGCO.
    (b)   Purchased power from power supply agreement (PSA).
    (c)   Payroll taxes related to employees transferred to FGCO.
    (d)   Transmission services received from ATSI.
    (e)   Depreciation and property taxes on transmission assets sold to ATSI.
    (f)   Interest on note receivable from ATSI.


RESULTS OF OPERATIONS

Excluding the effect shown in the tables above, operating revenues decreased by $25.7 million or 4.9% in the third quarter and by $91.8 million or 6.5% in the first nine months of 2001, compared to the same periods of 2000. CEI's electric sales to retail customers decreased by $1.0 million in the third quarter and by $30.2 million in the first nine months of 2001, compared with the same periods of 2000, primarily due to lower sales of electric generation reflecting the effects of customer choice in Ohio. Sales of electric generation provided by other suppliers in CEI's service area increased to 17.4% and 10.8% of total energy delivered in the third quarter and first nine months of 2001, respectively, with no energy delivered by alternative suppliers in the comparable periods of 2000. As part of Ohio's electric utility restructuring law, the implementation of a 5% reduction in generation charges for residential customers also contributed to the lower electric sales revenues. The lower residential rate reduced electric sales revenues by approximately $6.0 million in the third quarter and by $12.7 million in the first nine months of 2001. Electric sale revenues in the third quarter and year-to-date periods were also reduced, compared to the corresponding periods of 2000, by the absence of revenues associated with a low-income payment plan now administered by the Ohio Department of Development. Revenues from kilowatt-hour sales to wholesale customers (excluding the PSA sales to FES) declined by $20.9 million in the third quarter and by $53.3 million in the first nine months of 2001 from the same periods last year. Transmission revenues also declined in the third quarter and first nine months of 2001, compared to the same periods of 2000, but were offset in part by additional ATSI ground lease revenues.

Kilowatt-hour deliveries to franchise customers increased by 0.5% in the third quarter of 2001 and by 0.6% in the first nine months of 2001 compared to the same periods of 2000 due to warmer than normal weather in the third quarter of 2001 after an unusually mild period of weather in the third quarter of 2000. The warmer weather's effect on air-conditioning load contributed to a 14.8% increase in third quarter kilowatt-hour deliveries to residential customers compared to the same quarter last year. The higher third quarter kilowatt-hour deliveries in 2001 accounted for all of the 4.4% year-to-date increase in residential sales compared to the same period last year. The increase in deliveries to residential customers in the third quarter of 2001 was substantially offset by a net decrease of 4.3% in sales to commercial and industrial customers that reflects a softening in the national economy which has affected CEI's service area economy. The decline in third quarter kilowatt-hour sales to commercial and industrial customers resulted in a year-to-date decline of 0.6% from the same period last year.

Operating Expenses and Taxes

Total operating expenses and taxes increased by $34.0 million in the third quarter and by $196.6 million in the first nine months of 2001, compared to the same periods of 2000, due to the effects shown in the preceding tables. Excluding these effects on operating expenses, fuel expense declined by $3.5 million in the third quarter and by $11.8 million in the first nine months of 2001 from the same periods last year. The lower fuel expense resulted from reduced fossil and nuclear generation. Planned maintenance activities at the Mansfield Plant contributed to the reduced fossil generation while lower nuclear generation resulted from scheduled nuclear refueling outages and several unplanned outages at the Perry Plant. Purchased power costs decreased by $37.7 million in the third quarter and by $98.0 million in the first nine months of 2001, compared to the same periods last year, reflecting principally all of CEI's power requirements now being provided under the PSA (in the preceding tables) rather than from alternative sources.

There were no planned nuclear refueling outages in the third quarter of 2001, resulting in a $4.3 million decrease in nuclear operating costs in the third quarter of 2001 from last year's third quarter. The third quarter of 2000 included the first eight days of a refueling outage at Beaver Valley Unit 2 (24.47% owned) which added outage-related costs to that period. In the first nine months of 2001 nuclear operating costs were $4.2 million lower than the same period last year due to the lower nuclear operating costs in the third quarter of 2001. Other operating costs increased by $3.3 million in the third quarter, compared to the same period of 2000. This increase resulted principally from the absence in 2001 of gains from the sale of emission allowances recognized in 2000, partially offset by reductions in low-income payment plan customer costs and decreased storm damage costs.

Excluding the effects shown in the preceding tables, charges for depreciation and amortization were nearly unchanged in the third quarter and $2.5 million lower in the first nine months of 2001 from the same periods last year; new deferrals for shopping incentives offset incremental transition cost amortization under CEI's transition plan (see Note 4).

General taxes decreased by $19.3 million in the third quarter and by $58.3 million in the first nine months of 2001, compared to the same periods of 2000, primarily due to reduced property taxes and other state tax changes associated with the Ohio electric industry restructuring.

Other Income

Excluding the effects shown in the preceding tables, other income decreased by $5.7 million in the first nine months of 2001 from the same period last year due to a reduction in interest income on investments and the absence in 2001 of supplier settlement income received in 2000.

Net Interest Charges

Net interest charges continued to trend lower, decreasing by $849,000 in the third quarter and by $9.4 million in the first nine months of 2001, compared to the same periods in 2000, primarily due to prior debt redemptions. During the first nine months of 2001, debt redemptions totaled $41.7 million and will result in annualized savings of $3.6 million.

CAPITAL RESOURCES AND LIQUIDITY

CEI has continuing cash needs for planned capital expenditures and maturing debt. During the last quarter of 2001, capital requirements for property additions and capital leases are expected to be about $38 million, including $10 million for nuclear fuel. CEI also has sinking fund requirements for preferred stock and maturing long-term debt of $95.3 million during the remainder of 2001. These requirements are expected to be satisfied with internal cash and/or short-term credit arrangements.

As of September 30, 2001, CEI had approximately $8.2 million of cash and temporary investments and $254.5 million of short-term indebtedness to associated companies. Under its first mortgage indenture, as of September 30, 2001, CEI had the capability to issue up to $568 million of additional first mortgage bonds on the basis of property additions and retired bonds. CEI has no restrictions on the issuance of preferred stock.

Following approval of the merger of FirstEnergy and GPU by the NJBPU on September 26, 2001, Standard & Poor's upgraded CEI's credit ratings. Following a period of review and after the SEC's approval of the merger on October 29, 2001, Moody's also upgraded CEI's credit ratings. The improved credit ratings should lower the cost of future borrowings. The following table summarizes the changes:


         CREDIT RATINGS BEFORE AND AFTER UPGRADE


                                      BEFORE UPGRADE                         AFTER UPGRADE
                                          MOODY'S                               MOODY'S
                                  STANDARD       INVESTORS             STANDARD       INVESTORS
                                  & POORS         SERVICE               & POORS        SERVICE
                                  -------         -------               -------        -------
Corporate/Issuer...............      BB+           Ba1                   BBB            Baa3
Senior Secured Debt............      BB+           Baa3                  BBB            Baa2
Preferred Stock................      B+            Ba3                   BB+            Ba2

           THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1 -  FINANCIAL STATEMENTS:

The principal business of FirstEnergy Corp. (FirstEnergy) is the holding, directly or indirectly, of all of the outstanding common stock of its five principal electric utility operating subsidiaries (prior to the November 7, 2001 merger with GPU, Inc. (GPU) discussed in Note 3), Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), Pennsylvania Power Company (Penn) and American Transmission Systems, Inc.
(ATSI). These utility subsidiaries are referred to throughout as "Companies." Penn is a wholly owned subsidiary of OE. FirstEnergy's other principal subsidiaries include FirstEnergy Solutions Corp. (FES) (formerly FirstEnergy Services Corp.); FirstEnergy Facilities Services Group, LLC (FEFSG); MARBEL Energy Corporation, FirstEnergy Nuclear Operating Company (FENOC) and FirstEnergy Service Company. FES provides energy-related products and services and has two subsidiaries, Penn Power Energy, Inc., which provides electric generation services and other energy services to Pennsylvania customers and FirstEnergy Generation Corp. (FGCO), which operates the Companies' nonnuclear generating facilities. FENOC operates the Companies' nuclear generating facilities.

The condensed unaudited financial statements of CEI reflect all normal recurring adjustments that, in the opinion of management, are necessary to fairly present results of operations for the interim periods. These statements should be read in connection with the financial statements and notes included in the combined Annual Report on Form 10-K for the year ended December 31, 2000 for FirstEnergy and the Companies. Significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The reported results of operations are not indicative of results of operations for any future period. Certain prior year amounts have been reclassified to conform with the current year presentation.

2 -  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

           CAPITAL EXPENDITURES-

FirstEnergy's forecast (before factoring in the merger with GPU) reflects expenditures of approximately $2.55 billion (OE-$360 million, CEI-$455 million, TE-$218 million, Penn-$153 million, ATSI-$112 million, FES-$830 million and other subsidiaries - $422 million) for property additions and improvements from 2001-2005, of which approximately $633 million (OE-$69 million, CEI-$81 million, TE-$59 million, Penn-$28 million, ATSI-$18 million, FES-$301 million and other subsidiaries-$77 million) is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $441 million (OE-$119 million, CEI-$140 million, TE-$98 million and Penn-$84 million), of which approximately $61 million (OE-$18 million, CEI-$13 million, TE-$9 million and Penn-$21 million) applies to 2001.

           ENVIRONMENTAL MATTERS-

Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. FirstEnergy estimates additional capital expenditures (before factoring in the merger with GPU, Inc.) for environmental compliance of approximately $201 million, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

The Companies are required to meet federally approved sulfur dioxide (SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Companies cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Companies are in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised

State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Companies' Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Companies' Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Companies' Ohio and Pennsylvania plants, by May 2003, in the event the NOx Transport Rule is not implemented by a state. On August 24, 2001, the U.S. Court of Appeals for the D.C. Circuit delayed the implementation of this Section 126 NOx control program until the EPA resolves issues involving electric generating units. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. The Companies continue to evaluate their compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals for the D.C. Circuit found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend if and how they are ultimately implemented by the states in which the Companies operate affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against OE and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, FirstEnergy believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial. As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

CEI and TE have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. CEI and TE have accrued liabilities of $2.9 million and $0.2 million, respectively, as of September 30, 2001, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. CEI and TE believe that waste disposal costs will not have a material adverse effect on their financial condition, cash flows or results of operations.

3 -  MERGER WITH GPU:

         MERGER -

On November 7, 2001, FirstEnergy merged with GPU, a Pennsylvania corporation, with FirstEnergy being the surviving company. The application of FirstEnergy to the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 to acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock was approved on October 29, 2001. This was the last regulatory approval needed for the merger. Approximately $7 billion of debt and preferred securities of GPU's former subsidiaries is still outstanding. The transaction is being accounted for by the purchase method. The combined company's principal electric utility operating companies include OE, CEI, TE, Penn and ATSI, as well as the former GPU electric utility operating companies - Jersey Central Power & Light Company, (JCP&L) Metropolitan Edison Company (MetEd) and Pennsylvania Electric Company (Penelec), which serve customers in New Jersey and Pennsylvania.

Under the terms of the Merger Agreement, GPU shareholders could elect to receive, for each share of GPU common stock that they own, either $36.50 in cash or shares of FirstEnergy common stock. The number of FirstEnergy shares that a GPU shareholder will receive in exchange for a GPU share depends upon the average closing price of FirstEnergy common stock over a pre-determined 20-day trading period, but is limited to 1.2318 shares if that average price is $29.6313 or higher. With the November 7, 2001 merger effective date, the 20-day trading period ended on October 29, 2001, and resulted in an average closing price of $35.67. Consequently, GPU shareholders electing FirstEnergy shares will receive 1.2318 shares of FirstEnergy common stock for each share of GPU common stock that they own. The elections by GPU shareholders are subject to proration if the total elections received result in more than one-half of the GPU common stock being exchanged for either cash or FirstEnergy shares.

4 -  REGULATORY MATTERS:

In July 2000, the Public Utilities Commission of Ohio (PUCO) approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan, which it filed on behalf of its Ohio electric utility operating companies - OE, CEI and TE - under Ohio's new electric utility restructuring law. Major provisions of the settlement agreement included approval for recovery of transition costs in the amounts filed in the transition plan through no later than 2006 for OE, mid-2007 for TE and 2008 for CEI, except where a longer period of recovery is provided for in the settlement agreement. FirstEnergy also gives preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 1,120 megawatts of generation capacity through 2005 at established prices for sales to the Ohio operating companies' retail customers. The base electric rates for distribution service for OE, CEI and TE under their prior respective regulatory plans will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under their prior regulatory plans will also be extended through the Companies' respective transition cost recovery periods.

The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices are frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including a 5% reduction in the price of generation for residential customers.

Ohio's electric utility restructuring law allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001. FirstEnergy's Ohio customers electing alternative suppliers receive an additional incentive applied to the shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive serves to reduce the amortization of transition costs during the market development period and will be recovered through the extension of the transition cost recovery periods. If the customer shopping goals established in the agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for OE, CEI and TE to reduce recovery by as much as $500 million (OE-$250 million, CEI-$170 million and TE-$80 million), but any such adjustment would be computed on a class-by-class and pro-rata basis.

5 -  NEW ACCOUNTING STANDARDS:

The FASB approved SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. These new standards are effective beginning July 1, 2001. SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using purchase accounting. The provisions of the new standard relating to the determination of goodwill and other intangible assets have been applied to the GPU acquisition, is being accounted for by the purchase method, and will not materially affect the accounting for this transaction. Under SFAS 142, amortization of existing goodwill by FirstEnergy will cease on January 1, 2002. Instead, goodwill will be tested for impairment at least on an annual basis, and no impairment of goodwill is anticipated as a result of the initial impairment review process. Currently, FirstEnergy amortizes about $57 million ($.25 per share of common stock) of goodwill annually. There will be no goodwill amortization in 2001 associated with the GPU acquisition under the provisions of the new standard.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption encouraged. FirstEnergy is currently assessing the new standard and has not yet determined the impact on its financial statements.

In September 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 is effective for fiscal years beginning after June 15, 2001, with early adoption encouraged. FirstEnergy is currently assessing the new standard and has not yet determined the impact on its financial statements.

PART II.  OTHER INFORMATION

ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K

           (a)  Exhibits

           EXHIBIT
           NUMBER
           ------

           CEI

              15  Letter from independent public accountants.


           Pursuant to paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, CEI has not filed as an exhibit to this Form 10-Q any instrument with respect to long-term debt if the total amount of securities authorized thereunder does not exceed 10% of the total assets of CEI, but hereby agrees to furnish to the Commission on request any such documents.

           (b)  Reports on Form 8-K


           CEI

                None



                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



November 13, 2001



                                              THE CLEVELAND ELECTRIC
                                               ILLUMINATING COMPANY
                                                   Registrant



                                            /s/  Harvey L. Wagner
                                        ----------------------------------
                                                 Harvey L. Wagner
                                           Vice President and Controller
                                           Principal Accounting Officer

                                                                    EXHIBIT 15






November 12, 2001



The Cleveland Electric
Illuminating Company
76 South Main Street
Akron, OH  44308

Gentlemen:

We are aware that The Cleveland Electric Illuminating Company has incorporated by reference in its Registration Statements No. 33-55513, No. 333-47651, No. 333-72891 and No. 333-64776 its Form 10-Q for the quarter ended September 30, 2001, which includes our report dated November 12, 2001 covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statements prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.


                                Very truly yours,





                               ARTHUR ANDERSEN LLP